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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                     F O R M
                                     N-8B-2






                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES





                         PURSUANT TO SECTION 8(b) OF THE
                         INVESTMENT COMPANY ACT OF 1940




                NATIONAL SECURITY LIFE AND ANNUITY COMPANY, INC.
                ------------------------------------------------
                               VARIABLE ACCOUNT L
                               ------------------

                          NAME OF UNIT INVESTMENT TRUST





                  ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES



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I. ORGANIZATION AND GENERAL INFORMATION

1. (a) FURNISH NAME OF THE TRUST AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER.

         The name is National Security Life and Annuity Company Variable Account L (herein referred to as "Separate Account" or "VAL"). The Separate Account has no employer identification number.

         (b) FURNISH TITLE OF EACH CLASS OR SERIES OF SECURITIES ISSUED BY THE TRUST.

         Flexible Premium Variable Life Insurance Policy (herein referred to as "Policy").

2. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH DEPOSITOR OF THE TRUST.

         The name, principal business address and ZIP Code of the depositor is National Security Life and Annuity Company, Inc. (herein referred to "Depositor", or "We"), 100 Court Street, Binghamton, New York 13902. Its Employer Identification No. is 13-2740556.

3. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH CUSTODIAN OR TRUSTEE OF THE TRUST INDICATING FOR WHICH CLASS OR SERIES OF SECURITIES EACH CUSTODIAN OR TRUSTEE IS ACTING.

         There is no trustee or custodian of the Separate Account.

4. FURNISH NAME AND PRINCIPAL BUSINESS ADDRESS AND ZIP CODE AND THE INTERNAL REVENUE SERVICE EMPLOYER IDENTIFICATION NUMBER OF EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST.

         No Policies are being distributed currently. Ohio National Equities, Inc., One Financial Way, Montgomery, Ohio 45242 (herein referred to as "Principal Underwriter") will act as the principal underwriter of the Policy.

5. FURNISH NAME OF STATE OR OTHER SOVEREIGN POWER, THE LAWS OF WHICH GOVERN WITH RESPECT TO THE ORGANIZATION OF THE TRUST.

         The Separate Account is authorized pursuant to the laws of the state of New York.

6. (a) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT UNDER THE TERMS OF WHICH THE TRUST WAS ORGANIZED AND ISSUED OR PROPOSES TO ISSUE SECURITIES.

         There is no indenture or agreement under the terms of which the Separate Account was organized or proposes to issue securities. The Separate Account was organized pursuant



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         to a resolution of the Board of Directors of the Depositor on
         January 4, 2002, which resolution continues in effect indefinitely unless terminated by the Board of Directors.

         (b) FURNISH THE DATES OF EXECUTION AND TERMINATION OF ANY INDENTURE OR AGREEMENT CURRENTLY IN EFFECT PURSUANT TO WHICH THE PROCEEDS OF PAYMENTS ON SECURITIES ISSUED OR TO BE ISSUED BY THE TRUST ARE HELD BY THE CUSTODIAN OR TRUSTEE.

         There is no indenture or agreement relating to a custodian or trustee holding premiums made pursuant to the Policies.

7. FURNISH IN CHRONOLOGICAL ORDER THE FOLLOWING INFORMATION WITH RESPECT TO EACH CHANGE OF NAME OF THE TRUST SINCE JANUARY 1, 1930. IF THE NAME HAS NEVER BEEN CHANGED, SO STATE.

         The name of the Separate Account has never been changed.

8.       STATE THE DATE ON WHICH THE FISCAL YEAR OF THE TRUST ENDS.

         The fiscal year of the Separate Account ends December 31 of each year.

MATERIAL LITIGATION

9. FURNISH A DESCRIPTION OF ANY PENDING LEGAL PROCEEDINGS, MATERIAL WITH RESPECT TO THE SECURITY HOLDERS OF THE TRUST BY REASON OF THE NATURE OF THE CLAIM OR THE AMOUNT THEREOF, TO WHICH THE TRUST, THE DEPOSITOR, OR THE PRINCIPAL UNDERWRITER IS A PARTY OR OF WHICH THE ASSETS OF THE TRUST ARE THE SUBJECT, INCLUDING THE SUBSTANCE OF THE CLAIMS INVOLVED IN SUCH PROCEEDING AND THE TITLE OF THE PROCEEDING. FURNISH A SIMILAR STATEMENT WITH RESPECT TO ANY PENDING ADMINISTRATIVE PROCEEDING COMMENCED BY A GOVERNMENTAL AUTHORITY OR ANY SUCH PROCEEDING OR LEGAL PROCEEDING KNOWN TO BE CONTEMPLATED BY A GOVERNMENTAL AUTHORITY. INCLUDE ANY PROCEEDING WHICH, ALTHOUGH IMMATERIAL ITSELF, IS REPRESENTATIVE OF, OR ONE OF, A GROUP WHICH IN THE AGGREGATE IS MATERIAL.

         There are no pending administrative proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Separate Account, the Depositor or the Principal Underwriter is a party or to which the assets of the Separate Account will be subject.

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. FURNISH A BRIEF STATEMENT WITH RESPECT TO THE FOLLOWING MATTERS FOR EACH CLASS OR

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         SERIES OF SECURITIES ISSUED BY THE TRUST:

         (a) WHETHER THE SECURITIES ARE OF THE REGISTERED OR BEARER TYPE.

         The Policy is of the registered type.

         (b) WHETHER THE SECURITIES ARE OF THE CUMULATIVE OR DISTRIBUTIVE TYPE.

         The Policy is of the cumulative type.

         (c) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO WITHDRAWAL OR REDEMPTION.

         The security holders may also be called "policyholders" or referred to as "you".

         As an alternative to obtaining access to the policyholder's accumulation value by using the loan provisions described above, the policyholder may obtain the policyholder's Cash Surrender Value by exercising the policyholder's surrender or partial surrender privileges. Surrenders, however, may involve tax liability.

         The policyholder may surrender the policyholder's contract in full at any time by sending a written request together with the contract to our Administrative Office. The cash surrender value of the contract equals the accumulation value less any applicable surrender charges. Upon surrender, the amount of any outstanding loans will be deducted from the cash surrender value to determine the proceeds. The proceeds will be determined on the valuation date on which the request for a surrender is received in good order. Proceeds will generally be paid within seven days of receipt of a request for surrender.

         After the first year after the issue date, the policyholder may obtain a portion of the policyholder's accumulation value upon partial surrender of the contract. Partial surrenders cannot be made more than twice during any contract year. The amount of any partial surrender may not exceed the cash surrender value, minus:

         -        any outstanding contract indebtedness,

         - an amount sufficient to cover the next two monthly deductions and

         - the service charge of $25 or 2% of the amount surrendered, if less.

         We will reduce the accumulation value of the policyholder's contract by the amount of any partial surrender. In doing so, we will deduct the accumulation value taken by a partial surrender from each increase and the policyholder's initial stated amount in proportion to the amount such increases and initial stated amount bear to the total stated amount.

         Under Plan A, a partial surrender reduces the policyholder's stated amount. Such a surrender will result in a dollar for dollar reduction in the death proceeds except when the death proceeds of the policyholder's contract are determined by the corridor percentage test.



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         The stated amount remaining after a partial surrender may be no less than the minimum stated amount of $100,000. The stated amount may be lower in states other than New York. If increases in stated amount have occurred previously, a partial surrender will first reduce the stated amount of the most recent increase, then the next most recent increases successively, then the initial stated amount.

         Under Plan B, a partial surrender reduces the policyholder's accumulation value. Such a reduction will result in a dollar for dollar reduction in the death proceeds except when the death proceeds are determined by the corridor percentage test. Because the Plan B death benefit is the sum of the accumulation value and stated amount, a partial surrender under Plan B does not reduce the policyholder's stated amount but instead reduces accumulation value.

         If the proceeds payable under either death benefit option both before and after the partial surrender are determined by the corridor percentage test, a partial surrender generally will result in a reduction in proceeds equal to the amount paid upon such surrender plus such amount multiplied by the applicable corridor percentage.

         During the first 15 contract years and for 15 years after the effective date of an increase, a partial surrender charge in addition to the service charge of the lesser of $25 or 2% of the amount surrendered will be made on the amount of partial surrenders in any contract year that exceeds 10% of the cash surrender value as of the end of the previous contract year.

         (d) THE RIGHTS OF SECURITY HOLDERS WITH RESPECT TO CONVERSION, TRANSFER, PARTIAL REDEMPTION, AND SIMILAR MATTERS.

         After the first contract year, the policyholder may borrow up to the loan value of the policyholder's contract. The loan value is the cash surrender value less the cost of insurance charges on the policyholder's contract to the end of the current contract year. The loan value will never be less than 90% of the cash surrender value. We will generally distribute the loan proceeds to the policyholder within seven days from receipt of the policyholder's request for the loan at our Administrative Office, although payment of the proceeds may be postponed under certain circumstances. In some circumstances, loans may involve tax liability.

         When a loan is made, accumulation value in an amount equal to the loan will be taken from the General Account and each subaccount in proportion to the policyholder's accumulation value in the General Account and each subaccount This value is then held in the loan collateral account and earns interest at an effective rate guaranteed to be at least 4% per year. Such interest is credited to the subaccounts and the General Account in accordance with the premium allocation then in effect.

         We charge the policyholder interest on loans the policyholder takes from the policyholder's contract values. The rate we deduct from the policyholder's loan proceeds is 5.0%. This amount is equivalent to an annual rate of 5.26% if the interest was paid at the end of the year. When we make a loan, we add to the amount of the loan the interest covering the


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         period until the end of the contract year. At the beginning of each subsequent contract year, if the policyholder fails to pay the interest in cash, we will transfer sufficient accumulation value from the General Account and each subaccount to pay the interest for the following contract year. The allocation will be in proportion to the policyholder's accumulation value in each subaccount.

         The policyholder may repay a loan at any time, in whole or in part, before we pay the contract proceeds. When the policyholder repays a loan, interest already charged covering any period after the repayment will reduce the amount necessary to repay the loan. Premiums paid in excess of any planned premiums when there is a loan outstanding will be first applied to reduce or repay such loan, unless the policyholder requests otherwise. Upon repayment of a loan, the loan collateral account will be reduced by the amount of the repayment and the repayment will be allocated first to the General Account, until the amount borrowed from the General Account has been repaid. Unless we are instructed otherwise, the balance of the repayment will then be applied to the subaccounts and the General Account according to the premium allocation then in effect.

         Any outstanding contract indebtedness will be subtracted from the proceeds payable at the insured's death and from cash surrender value upon complete surrender or maturity.

         A loan, whether or not repaid, will have a permanent effect on a contract's cash surrender value (and the death benefit under Plan B contracts) because the investment results of the subaccounts will apply only to the amount remaining in the subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited upon the amount of the loan while the loan is outstanding, contract values will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, contract values will be higher than they would have been had no loan been made.

         A preferred loan is available at any time on or after the 10th contract anniversary. In the first contract year in which the policyholder takes a preferred loan, the maximum preferred loan available is 10% of the gross loan value. The gross loan value is the Cash Surrender Value minus an amount to cover monthly charges to the next policy anniversary. In later contract years, the policyholder may increase the policyholder's preferred loan by an amount not greater than 10% of the gross loan value. The total amount of the preferred loan amount may never exceed the gross loan value. Loan interest on preferred loans is payable in advance at a rate of 3.846%. This amount is equivalent to an annual rate of 4% if the interest were paid at the end of the year. The interest rate credited to the accumulation value equal to the loaned amount under this preferred loan provision is 4.00%.

         Certain policy loans may result in currently taxable income and tax penalties. If the policyholder is considering the use of policy loans as retirement income, the policyholder should consult the policyholder's personal tax adviser regarding potential tax consequences that may arise if the policyholder does not make necessary payments to keep the policy from lapsing. The amount of the premium payments necessary to keep the policy from lapsing will increase with the policyholder's age.


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         The policyholder may transfer the accumulation value of the policyholder's contract among the subaccounts of VAL and to the General Account at any time. Each amount transferred must be at least $300 unless a smaller amount constitutes the entire accumulation value of the subaccount from which the transfer is being made, in which case the policyholder may only transfer the entire amount. There is a service charge of $3 for each transfer, but we are presently waiving that charge for the first twelve transfers during a contract year. Such fee is guaranteed not to exceed $15 per transfer in the future.

         Transfers from the General Account to the subaccounts are subject to additional restrictions. No more than 25% of the accumulation value in the General Account as of the end of the previous contract year, or $1,000, if greater, may be transferred to one or more of the subaccounts in any contract year.

         To the extent that transfers, surrenders and loans from a subaccount exceed net purchase payments and transfers into that subaccount, securities of the corresponding portfolio of the Fund may have to be sold. Excessive sales of a portfolio's securities on short notice could be detrimental to that portfolio and to policyholders with values allocated to the corresponding subaccount. To protect the interests of all policyholders we may limit the number, frequency, method or amount of transfers. Transfers from any Fund on any one day may be limited to 1% of the previous day's total net assets of that Fund if we or the Fund, in our or their discretion, believe that the Fund might otherwise be damaged.

         If and when transfers must be so limited, some transfer requests will not be made. In determining which requests will be made, scheduled transfers will be made first, followed by mailed written requests in the order postmarked and, lastly, electronic requests in the order received. If the policyholder's transfer requests are not made, we will notify the policyholder. Current rules of the Commission preclude us from processing at a later date those requests that were not made. Accordingly, a new transfer request would have to be submitted in order to make a transfer that was not made because of these limitations.

         (e) IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LAPSES OR DEFAULTS BY SECURITY HOLDERS IN MAKING PRINCIPAL PAYMENTS, AND WITH RESPECT TO REINSTATEMENT.

         Provided the policyholder pays the minimum premium and thereby keep the death benefit guarantee in effect, the policyholder's contract will not lapse during the death benefit guarantee period. If the policyholder fails to pay the minimum premium and, as a result, the death benefit guarantee is not in effect, the contract will remain in force as long as the cash surrender value less any contract indebtedness is sufficient to pay the next monthly deduction. If the cash surrender value less any contract indebtedness is insufficient to pay the next monthly deduction, the policyholder will be given a 61 day grace period within which to make a premium payment to avoid lapse. The premium required to avoid lapse will be equal to the amount needed to allow the cash surrender value less any contract indebtedness to cover the monthly deduction for two contract months. This required premium will be indicated in a written notice which we will send to the policyholder at the


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         beginning of the grace period. The grace period begins when we mail the notice. The contract will continue in force throughout the grace period, but if the required premium is not received, the contract will terminate without value at the end of the grace period. If the policyholder dies during the grace period, the death benefit will be reduced by the amount of any unpaid monthly deduction. However, the contract will never lapse due to insufficient cash surrender value as long as the death benefit guarantee is in effect.

         If the contract lapses, the policyholder may apply for reinstatement anytime within five years. The policyholder's contract will be reinstated if the policyholder supplies proof of insurability and pays the monthly cost of insurance charges from the grace period plus a reinstatement premium. The reinstatement premium, after deduction of the premium expense charge, must be sufficient to cover the monthly deduction for two contract months following the effective date of reinstatement. If a loan was outstanding at the time of lapse, we will require reinstatement or repayment of the loan and accrued interest at 6% per year before permitting reinstatement of the contract.

         (f) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO VOTING RIGHTS, TOGETHER WITH THE NAMES OF ANY PERSONS OTHER THAN SECURITY HOLDERS GIVEN THE RIGHT TO EXERCISE VOTING RIGHTS PERTAINING TO THE TRUST'S SECURITIES OR THE UNDERLYING SECURITIES AND THE RELATIONSHIP OF SUCH PERSONS TO THE TRUST.

         We will vote the Fund shares held in the various subaccounts of VAL at Fund shareholder meetings in accordance with your instructions. If, however, the 1940 Act or any regulation thereunder should change and we determine that it is permissible to vote the Fund shares in our own right, we may elect to do so. The number of votes as to which you have the right to instruct will be determined by dividing your contract's accumulation value in a subaccount by the net asset value per share of the corresponding Fund portfolio. Fractional shares will be counted. The number of votes as to which you have the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the Fund meeting. Voting instructions will be solicited in writing prior to such meeting in accordance with procedures established by the Fund. We will vote Fund shares attributable to contracts as to which no instructions are received, and any Fund shares held by VAL which are not attributable to contracts, in proportion to the voting instructions which are received with respect to contracts participating in VAL. Each person having a voting interest will receive proxy material, reports and other material relating to the Funds.

         We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment objective of the Fund or disapprove an investment advisory contract of the Fund. In addition, we may disregard voting instructions in favor of changes initiated by a contractowner in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determined that the change would be inconsistent with the investment objectives of VAL or would result in the purchase of securities for VAL which vary from the general quality and


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         nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives. In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in your next semi-annual report.

         (g) WHETHER SECURITY HOLDERS MUST BE GIVEN NOTICE OF ANY CHANGE IN:

         (1) THE COMPOSITION OF THE ASSETS OF THE TRUST.

         The Depositor reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Depositor also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

         (2) THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE TRUST.

         No change may be made in the terms and conditions of issued Policies without notice to and the consent of the Policyowners.

         (3) THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

         There is no indenture or agreement relating to the Separate Account except for the Policies (see response to item 10(g)(2) above).

         (4) THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

         Policyowners would receive notice of any change in the identity of the Depositor. There is no trustee or custodian of the Separate Account.

         (h) WHETHER THE CONSENT OF SECURITY HOLDERS IS REQUIRED IN ORDER FOR ACTION TO BE TAKEN CONCERNING ANY CHANGE IN:

         (1) THE COMPOSITION OF THE ASSETS OF THE TRUST.

         Consent of Policyowners is not required for any change in the composition of the assets held or to be acquired by the Separate Account. However, any substitution of securities held by the Separate Account will be subject to Commission approval pursuant to Section 26(b) of the 1940 Act.


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         (2) THE TERMS AND CONDITIONS OF THE SECURITIES ISSUED BY THE TRUST.

         No change may be made in the terms and conditions of the issued Policies without the consent of the Policyowners.

         (3) THE PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST.

         There is no indenture or agreement relating to the Separate Account except for the Policies (see response to item 10(h)(2) above).

         (4) THE IDENTITY OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN.

         No consent of Policyowners is required for any change concerning the identity of the Depositor. There is no trustee or custodian of the Separate Account.

         (i) ANY OTHER PRINCIPAL FEATURE OF THE SECURITIES ISSUED BY THE TRUST OR ANY OTHER PRINCIPAL RIGHT, PRIVILEGE OR OBLIGATION NOT COVERED BY SUBDIVISIONS (a) TO (g) OR BY ANY OTHER ITEM IN THIS FORM.

         (1) CASH SURRENDER VALUE

         A Policy has a Cash Surrender Value, a portion of which is available to the Policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Cash Surrender Value may also affect the amount of the death benefit. The Cash Surrender Value at any time is equal to the sum of the values in the subaccounts, the General Account, and the Loan Collateral Account.

         An account is established under each Policy for each subaccount of the Separate Account to which net premiums or transfer amounts have been allocated. Each account under a Policy measures the interest of the Policy in the corresponding subaccount. The value of the account established for a particular subaccount is equal to the number of units of that subaccount credited to the Policy times the value of such units.

         Amounts in the General Account do not vary with the investment performance of any subaccount. Instead, these amounts are credited with interest at a rate determined by the Depositor.

         Amounts borrowed from the Policy are transferred to the Loan Collateral Account. Amounts in the Loan Collateral Account do not vary with the investment performance of any subaccount. Instead, these amounts are credited with interest at a rate.

         (2) DEATH BENEFIT

         You may select one of two death benefit plans--the level plan (Plan A) or the variable plan (Plan B). With certain limitations, you may also change death benefit plans during the life of the contract. The death

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         benefit under the level plan is the stated amount. The death benefit under the variable plan is the stated amount plus the accumulation value on the date of death. Under either plan, we may be required to increase the death benefit to satisfy the corridor percentage test included in the Code's definition of a "life insurance contract." Generally, favorable investment performance is reflected in increased accumulation value under the level plan and in increased insurance coverage under the variable plan. The death benefit will never be less than the stated amount as long as the contract has a positive cash surrender value or the death benefit guarantee is in force. The death benefit will be paid according to your beneficiary's instructions or, at your option, applied in whole or in part under one or more settlement options.

         After the first contract year you may increase your stated amount, or you may decrease your stated amount. You cannot decrease the stated amount below the minimum stated amount shown on the contract specification page. Any increase or decrease in the stated amount must equal at least $5,000 and an increase will require additional evidence of insurability. No more than two changes to the stated amount are permitted during any year.

         The contract includes a death benefit guarantee. Under this provision, we guarantee that the death benefit during the death benefit guarantee period will not be less than the stated amount, provided you pay the minimum premium. Accordingly, adverse subaccount investment performance will not cause the contract to lapse as long as the death benefit guarantee is in effect.

         (3) TAX CONSEQUENCES OF THE POLICY

         The Company believes that the Policy should qualify as a life insurance contract for federal income tax purposes as long as certain conditions are met. Consequently, the proceeds of the Policy payable to the beneficiary on the death of the insured will generally be excluded from the beneficiary's income for purposes of federal income tax. The Company believes the accumulation value of the Policy should be subject to the same federal income tax treatment as the cash value of a conventional fixed-benefit contract. If so, the policyowner is not considered to be in constructive receipt of the accumulation value under the Policy until there is a distribution. A change of owners, a surrender, a partial withdrawal, a pro rata surrender, a lapse with outstanding indebtedness, or an exchange may have tax consequences, depending on the particular circumstances.

         A Policy may be treated as a "modified endowment contract" depending upon the amount of premiums paid in relation to the death benefit. If the Policy is a modified endowment contract, then any distribution, including surrenders, partial surrenders, maturity proceeds, and loans secured by the Contract, during the insured's lifetime (but not payments received as an annuity or as a death benefit) would be included in the policyowner's gross income to the extent that the contract's cash surrender value exceeds the policyowner's investment in the Contract. In addition, a 10% penalty tax applies to any such distribution from such a contract, to the extent includible in gross income, except if made: after the taxpayer's attaining age 59 1/2, as a result of the taxpayer's disability, or in one of several prescribed forms of annuity payments.

         Loans received under the Contract will be construed as indebtedness of the policyowner in the same manner as loans under a fixed benefit life insurance policy and no part of any loan under the Contract is expected to constitute income to the policyowner. Interest payable with respect to such loans is not tax deductible. If the Contract is surrendered or lapsed, any policy loan then in effect is treated as taxable income to the extent that the Contract's accumulation value (including the loan amount) then exceeds the policyowner's "basis" in the Contract. ("Basis" equals the total amount of premiums that were paid into the contract, less any withdrawals from the Contract.)

         (4)  REFUND RIGHT

         You have a limited right to cancel your contract or any increase in stated amount. We will cancel the contract or increase if you notify us or our agent within 10 days from the date you receive the contract or increase. Some states may require a longer period of time to review your contract. Within seven days after we receive your notice to cancel, we will return all of the money you paid for the cancelled contract or increase, or the contract value, depending on your state's laws.

         The Depositor reserves the right to delay the refund of any premium paid by check until the check has cleared.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES.

11. DESCRIBE BRIEFLY THE KIND OR TYPE OF SECURITIES COMPRISING THE UNIT OF SPECIFIED SECURITIES IN WHICH SECURITY HOLDERS HAVE AN INTEREST. (IF THE UNIT CONSISTS OF A SINGLE SECURITY ISSUED BY AN INVESTMENT COMPANY, NAME SUCH INVESTMENT COMPANY AND FURNISH A DESCRIPTION OF THE TYPE OF SECURITIES COMPRISING THE PORTFOLIO OF SUCH INVESTMENT COMPANY.)

         The Portfolios available under the Policies are as follows:

                            OHIO NATIONAL FUND, INC.

         Ohio National Fund, Inc. (the "Ohio National Fund") is an open-end, diversified management investment company which was incorporated in Maryland in 1980. Shares of the Ohio National Fund are currently offered to separate accounts established by The Ohio National Life Insurance Company and Ohio National Life Assurance Corporation, and will be offered to separate accounts established by National Security. The Ohio National Fund's investment adviser is Ohio National Investments, Inc., a registered investment adviser (the "Adviser"), wholly owned by The Ohio National Life Insurance Company. The Adviser uses The Ohio National Life Insurance Company investment personnel and administrative systems. It is located at One Financial Way, Montgomery, Ohio 45242, and has served as the Fund's investment adviser since may 1996. Before that, the Fund's investment adviser was O.N. Investment Management Company, an indirect wholly-owned subsidiary of The Ohio National Life Insurance Company.

         The Ohio National Life Insurance Company provides its investment personnel, systems and related services to the Adviser at cost. This is done under a service agreement among The Ohio National Life Insurance Company, the Adviser and the Fund. These services are paid for by the Adviser, not the Fund. The Adviser provides portfolio management, investment advice and administrative services to the Fund. This is done under an investment advisory agreement.

         Sub-advisory services for the Ohio National Fund portfolios are provided by:

         FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP., which has managed the International and International Small Company portfolios since January 1999. Federated Global is located at 175 Water Street, New York, New York 10038. It is affiliated with Federated Investors, Inc. Federated Global was formed in 1995 to manage mutual funds and other pooled investment accounts consisting of foreign securities.

         FEDERATED INVESTMENT COUNSELING, a subsidiary of Federated Investors, Inc., which has managed the High Income Bond, Equity Income and Blue Chip portfolios since 1998. Federated Investment is located at 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222, and has been an investment adviser since 1989. Together with other Federated affiliates, Federated Investment manages the Federated group of mutual funds.

         FOUNDERS ASSET MANAGEMENT LLC, which has managed the Small Cap portfolio since 1994. Founders is located at 2930 East Third Avenue, Denver, Colorado 80206. Founders manages the Dreyfus Founders group of mutual funds and private investment accounts. Founders was established in 1938. In 1998 it became a subsidiary of Mellon Bank.

         JANUS CAPITAL CORPORATION, which has managed the Aggressive Growth portfolio since 2000. Janus is located at 100 Fillmore Street, Denver, Colorado 80206. Janus has been an investment adviser since 1970, and manages all the Janus mutual funds, is the subadviser for several private label mutual funds, and it also manages institutional accounts. Janus is controlled by Stilwell Financial, Inc., a subsidiary of Kansas City Southern Industries.

         JENNISON ASSOCIATES LLC, which has managed the Capital Appreciation portfolio since 2000. Jennison is located at 466 Lexington Avenue, New York, New York 10017. It is an investment adviser that has managed large pools of assets for tax-free institutions since 1969. It is a wholly owned by The Prudential Insurance Company of America.

         LEGG MASON FUND ADVISER, INC., which has managed the Equity portfolio since August 1999. Legg Mason is located at 100 Light Street, Baltimore, Maryland 21202. It was founded in 1982 to manage equity mutual funds and is wholly owned by Legg Mason, Inc.

         PILGRIM BAXTER & Associates, Ltd., which has managed the Core growth portfolio since 1997. Pilgrim Baxter is located at 825 Duportail Road, Wayne, Pennsylvania 19087.

         Pilgrim Baxter is controlled by United Asset Management Corp., located in Boston, Massachusetts, and with its predecessors, has been an investment adviser since 1982. It manages the PBGH mutual funds.

         RS INVESTMENT MANAGEMENT CO. LLC, which has managed the Growth & Income portfolio since 1997 and the Capital Growth portfolio since 1998. RSIM is located at 555 California Street, San Francisco, California 94104, and has been an investment adviser since 1978. RSIM specializes in growth companies. RSIM manages the Robert Stephens mutual funds plus private and institutional investment pools.

         The investment objectives and policies of each portfolio of the Fund are summarized below:

         EQUITY PORTFOLIO
         The objective of the Equity portfolio is long-term growth of capital. This portfolio invests primarily in common stocks or securities that may be converted into, or carry the right to buy, common stocks. It may also invest in preferred stocks, debt securities and readily marketable mortgage notes. This portfolio invests primarily in securities listed on national securities exchanges. From time to time it may also purchase securities traded in the over-the-counter market and foreign securities.

         This portfolio is managed by Legg Mason Fund Adviser, Inc., under a subadvisory agreement with the Adviser.

         MONEY MARKET PORTFOLIO
         The objective of the Money Market portfolio is maximum current income consistent with preservation of principal and liquidity. This portfolio invests in high quality money market instruments.

         BOND  PORTFOLIO
         The objective of the bond portfolio is a high level of income and opportunity for capital appreciation consistent with preservation of capital. Investments are primarily in intermediate-term and long-term fixed-income securities. These generally have a remaining maturity of 5 years or more when purchased.

         The objective of the Bond portfolio is a high level of income and opportunity for capital appreciation consistent with preservation of capital. Investments are primarily in intermediate-term and long-term fixed-income securities. These generally have a remaining maturity of 5 years or more when purchased.

         OMNI PORTFOLIO
         The objective of the Omni portfolio is a high level of long-term total return consistent with preservation of capital by investing in stocks, bonds and money market instruments. Total rate of return consists of current income including dividends, interest and discount accruals and capital appreciation.

         INTERNATIONAL PORTFOLIO
         The objective of the International portfolio is total return on assets by investing primarily in securities of foreign companies. A substantial part of the portfolio's assets are stocks of established companies in economically developed countries. Normally, most of its investments are in stocks denominated in foreign currencies. It may invest in depository receipts. It may invest in investment grade fixed-income securities and foreign government securities. It may enter into forward commitments and foreign currency transactions. It may maintain reserves in foreign or U.S. money market instruments.

         This portfolio is managed by Federated Global Investment Management Corp., under a subadvisory agreement with the Adviser.

         INTERNATIONAL SMALL COMPANY PORTFOLIO
         The objective of the International Small Company portfolio is long-term growth of capital by investing primarily in equity securities of foreign companies having a market capitalization at time of purchase of $1.5 billion or less. Any income received from investments is incidental. The portfolio invests in companies located throughout the world, in both developed economies and emerging markets. Investments will also include interests in entities such as limited partnerships, limited liability companies and business trusts. These foreign entities often issue securities comparable to common or preferred stock.

         This portfolio is managed by Federated Global Investment Management Corp., under a subadvisory agreement with the Adviser.

         CAPITAL APPRECIATION PORTFOLIO
         The objective of the Capital Appreciation portfolio is to seek long-term growth of capital. Current income is a secondary objective. This portfolio invests primarily in common stocks of established companies with either current or emerging earnings growth not fully appreciated or recognized by the market. The subadvisor seeks companies having an attractive trade-off between good earnings growth prospects and low valuation characteristics.

         This portfolio is managed by Jennison Associates LLC, under a subadvisory agreement with the Adviser.

         SMALL CAP PORTFOLIO
         The objective of the Small Cap portfolio is maximum capital growth. The portfolio invests primarily in the common stocks of small and medium sized companies. Ordinarily, these companies are not listed on a national securities exchange but will be traded over the counter. Under normal market conditions, at least 65% of the portfolio's assets are invested in common stocks of small-capitalization companies. However, it may also invest in larger companies if they appear to present better prospects for capital growth. This portfolio may invest up to 30% of its assets in foreign securities.

         This portfolio is managed by Founders Asset Management LLC, under a subadvisory agreement with the Adviser.

         AGGRESSIVE GROWTH PORTFOLIO
         The objective of the Aggressive Growth portfolio is long-term capital growth. The portfolio invests in a variety of securities that the subadviser believes have attractive growth opportunities. The portfolio normally emphasizes equity securities selected for their growth potential. However, it may invest in any type of security that the subadviser believes has the potential for capital appreciation. The portfolio may invest most or all of its assets in common stocks, preferred stocks, securities that are convertible into common or preferred stocks, and warrants. At times, the portfolio may have a substantial exposure to foreign securities. The portfolio may also invest up to 35% of its assets in non-investment grade bonds (known as junk bonds). The portfolio may also invest in options, futures, forwards or other types of derivatives for hedging purposes or to seek to enhance total return, or in special situations.

         This portfolio is managed by Janus Capital Corporation, under a subadvisory agreement with the Adviser.

         CORE GROWTH PORTFOLIO
         The objective of the Core Growth portfolio is long-term capital appreciation. The portfolio invests primarily in stocks of large, medium and small companies that the subadviser believes have strong business momentum, earnings growth and long-term capital appreciation.

         This portfolio is managed by Pilgrim Baxter & Associates, Ltd., under a subadvisory agreement with the Adviser.

         GROWTH & INCOME PORTFOLIO
         The objective of the Growth & Income portfolio is long-term total return. The portfolio invests primarily in equity and debt securities, focusing on small-and mid-cap companies that offer the potential for capital appreciation, current income, or both.

         This portfolio is managed by RS Investment Management Co. LLC, under a subadvisory agreement with the Adviser.

         CAPITAL GROWTH PORTFOLIO
         The objective of the Capital Growth portfolio is capital appreciation. It invests in an actively managed portfolio of equity securities (principally common stocks) of small cap and mid cap growth companies. These are companies that, in the subadviser's opinion have the potential, based on superior products or services, operating characteristics, and financing capabilities, for more rapid growth than the over-all economy. Investments generally are held in companies in industry segments experiencing rapid growth or in companies with proprietary advantages. In evaluating potential investments, the subadviser may consider a number of factors including the rate of earnings growth, the quality of management, the extent of proprietary operating advantage, the return on equity and/or the financial condition of the company.

         This portfolio is managed by RS Investment Management Co. LLC, under a subadvisory agreement with the Adviser.

         S&P 500 INDEX PORTFOLIO
         The objective of the S&P 500 Index portfolio is total return approximating that of the Standard & Poor's 500 Index including reinvestment of dividends, at a risk level consistent with that of the S&P 500. It seeks this objective by investing primarily in:

         - common stocks and other securities that need not be included among the 500 stocks in the S&P 500, and/or
         - S&P 500 stock index futures contracts hedged by investing in securities issued or guaranteed by the U.S. government and its agencies or instrumentalities, investment-grade corporate bonds and money market instruments.

         HIGH INCOME BOND PORTFOLIO
         The objective of the High Income Bond portfolio is high current income. The portfolio invests primarily in lower rated corporate debt obligations commonly referred to as "junk bonds." Some of these fixed income securities may involve equity features. Capital growth will be considered, but only when consistent with the objective of high current income. Normally, the portfolio will not invest more than 10% of its assets in equity securities.

         This portfolio is managed by Federated Investment Counseling, under a subadvisory agreement with the Adviser.

         EQUITY INCOME PORTFOLIO
         The objective of the Equity Income portfolio is above-average income and capital appreciation. The portfolio invests primarily in income-producing equity securities including common stocks, preferred stocks, real estate investment trusts and securities (including debt securities) convertible into common stocks. The portfolio emphasizes those common stocks in each sector that have good value, attractive yield and dividend growth potential.

         The portfolio is managed by Federated Investment Counseling, under a subadvisory agreement with the Adviser.

         BLUE CHIP PORTFOLIO
         The objective of the Blue Chip portfolio is growth of capital and income by investing primarily in securities of high quality companies.

         The portfolio is managed by Federated Investment Counseling, under a subadvisory agreement with the Adviser.

         SOCIAL AWARENESS PORTFOLIO
         The objective of the Social Awareness portfolio is long-term growth of capital. It invests primarily in the common stocks and other equity securities of companies that, in the Adviser's opinion, conduct their business in a way that enhances society's quality of life. The portfolio's social concern criteria will necessarily limit the universe of securities that may be selected for this portfolio.

         NASDAQ 100 INDEX PORTFOLIO
         The objective of the Nasdaq 100 Index portfolio is long-term growth of capital. The portfolio invests primarily in stocks that are included in the Nasdaq 100 Index. It may also invest in other securities whose performance is expected to correlate to that of the Nasdaq 100 Index, including "Qubes." Qubes are derivatives issued by the Nasdaq 100 Trust.

                     GOLDMAN SACHS VARIABLE INSURANCE TRUST

         Goldman Sachs Variable Insurance Trust offers shares of the following Funds to separate accounts of participating insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the Trust are not offered directly to the public.

         Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman Sachs & Co., and Goldman Sachs Asset Management International, serve as investment adviser to the Funds (together, the "Investment Adviser").

         The investment objectives and policies of each Fund are summarized below:

         GOLDMAN SACHS GROWTH AND INCOME FUND
         The objective of the fund is long-term growth of capital and growth of income. The Fund invests, under normal circumstances, at least 65% of its total assets in equity securities that the Investment Adviser considers to have favorable prospects for capital appreciation and/or dividend-paying ability. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its total assets in foreign securities, including securities of issuers in countries with emerging markets or economies and securities quoted in foreign currencies.

         GOLDMAN SACHS CORE U.S. EQUITY FUND
         The Fund seeks long-term growth of capital and dividend income. The Fund seeks this objective through a broadly diversified portfolio of large-cap and blue chip equity securities representing all major sectors of the U.S. economy. The Fund invests, under normal circumstances, at least 90% of its total assets in equity securities of U.S. issuers, including foreign issuers that are traded in the United States.

         GOLDMAN SACHS CAPITAL GROWTH FUND
         The Fund seeks long-term growth of capital. The Fund invests, under normal circumstances, at least 90% of its total assets in equity securities. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of equity securities that are considered by the Investment Adviser to have long-term capital appreciation potential.

         Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its total assets in foreign securities, including securities of issuers in emerging countries and securities quoted in foreign currencies.

                               JANUS ASPEN SERIES

         The Janus Aspen Series consists of mutual funds offered in connection with investment in and payments under variable annuity contracts and variable life insurance contracts, as well as certain qualified retirement plans.

         Janus Capital, 100 Fillmore Street, Denver, Colorado 80206-4928, is the investment adviser to each of the Funds and is responsible for the day-to-day management of the investment portfolios and other business affairs of the portfolios.

         Janus Capital began serving as investment adviser to Janus Fund in 1970 and currently serves as investment adviser to all of the Janus retail funds, acts as subadviser for a number of private-label mutual funds and provides separate account advisory services for institutional accounts.

         The investment objectives and policies of each Fund are summarized below:

         GROWTH PORTFOLIO
         Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it generally invests in larger, more established companies.

         WORLDWIDE GROWTH PORTFOLIO
         Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even in a single country.

         BALANCED PORTFOLIO
         Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It pursues its objective by normally investing 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. This Portfolio normally invests at least 25% of its assets in fixed-income securities.

                         LAZARD RETIREMENT SERIES, INC.

         The portfolios of Lazard Retirement Series, Inc. (the "Fund") are intended to be funding vehicles for variable annuity contracts and variable life insurance policies offered by the separate accounts of participating insurance companies. Individuals may not purchase shares directly from the Fund.

         Lazard Asset Management, 30 Rockefeller Plaza, New York, New York 10112, serves as the Investment Manager of the portfolio. The Investment Manager provides day-to-day management of the portfolio's investments and assists in the overall management of the portfolio's affairs. The Investment Manager is a division of Lazard Freres & Co. LLC, which is registered as an investment adviser with the SEC and is a member of the New York, American and Chicago Stock Exchanges.

         The investment objectives and policies of each Fund portfolio are summarized below:

         LAZARD RETIREMENT SMALL CAP PORTFOLIO
         The Small Cap Portfolio seeks long-term capital appreciation. The Portfolio invests primarily in equity securities, principally common stocks, of relatively small U.S. companies with market capitalizations in the range of the Russell 2000 Index that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values.

         LAZARD RETIREMENT EMERGING MARKETS PORTFOLIO
         The Emerging Markets Portfolio seeks long-term capital appreciation. The Portfolio invests primarily in equity securities, principally common stocks, of non-U.S. companies whose principal business activities are located in emerging market countries that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values.

                      STRONG VARIABLE INSURANCE FUNDS, INC.

         Shares of the following Funds are offered and sold to the separate accounts of insurance companies for the purpose of funding variable annuity and variable life insurance contracts. Strong Capital Management, Inc., is the investment adviser for the Funds. Strong provides investment management services for mutual funds and other investment portfolios. Strong began conducting business in 1974. Since then, its principal business has been providing investment advice for individuals and institutional accounts, as well as mutual funds. Strong's address is P.O. Box 2936, Milwaukee, Wisconsin 53201.

         The investment objectives and policies of each Fund are summarized below:

         STRONG OPPORTUNITY FUND II
         The Opportunity Fund II seeks capital growth and invests primarily in stocks of medium-capitalization companies that the fund's manager believes are underpriced, yet have attractive growth prospects. He bases his analysis on a company's "private market value"-- the price an investor would be willing to pay for the entire company given its management, financial health, and growth potential. The manager determines a company's private market value based on a fundamental analysis of a company's cash flows, asset valuations, competitive situation, and franchise value.

         STRONG MID CAP GROWTH FUND II
         The Strong Mid Cap Growth Fund II seeks capital growth. The Mid Cap Growth Fund II invests at least 65% of its assets in stocks of medium-capitalization companies that the fund's managers believe have favorable prospects for accelerating growth of earnings but are selling at reasonable valuations based on earnings, cash flow, or asset value. The fund defines "medium-capitalization companies" as those companies with a market capitalization substantially similar to that of companies in the S&P MidCap 400 Index at the time of investment.

                Variable Insurance Products Fund Service Class 2

Variable Insurance Products Service Class 2 ("VIP 2") is an open-end diversified management investment company organized as a Massachusetts business trust. Only the Funds described below are currently available as an investment choice for the Policy although additional Funds may be described in the prospectus for VIP
2. VIP 2 shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") of Boston, Massachusetts is the Funds' Manager.

  The investment objectives and policies of each Fund are summarized below:

VIP Contrafund Portfolio
The investment objective of this fund is long-term capital appreciation. The fund normally invests in common stocks of companies whose value the adviser believes is not fully recognized by the public. The Fund may invest in foreign or domestic stocks and may invest in either "growth" stocks or "value" stocks.

VIP Mid Cap Portfolio
The investment objective of this fund is long-term growth of capital. The fund normally invests in common stocks and at least 65% of the total assets in companies with medium market capitalization. However, the Fund may invest in companies with larger or smaller capitalization.. The Fund may invest in foreign or domestic stocks and may invest in either "growth" stocks or "value" stocks.

VIP Growth Portfolio
The investment objective of this Fund is capital appreciation. The Fund normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be obtained from other types of securities, including bonds and preferred stocks.

                        PBHG INSURANCE SERIES FUND, INC.

The Fund's investment adviser is Pilgrim Baxter & Associates, Ltd. Pilgrim Baxter is located at 825 Duportail Road, Wayne, Pennsylvania 19087. Pilgrim Baxter is controlled by United Asset Management Corp., located in Boston, Massachusetts, and with its predecessors, has been an investment adviser since 1982. It manages the PBGH mutual funds.

         The investment objectives and policies of the Fund are summarized below:

         TECHNOLOGY AND COMMUNICATIONS

         The Portfolio invests in companies that may be responsible for breakthrough products or technologies or may be positioned to take advantage of cutting-edge developments. The Portfolio's holdings may range from smaller companies developing new technologies or pursuing scientific breakthroughs to large, blue chip firms with established track records in developing, using or marketing scientific advances.


12 IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES AND IF ANY UNDERLYING SECURITIES WERE ISSUED BY ANOTHER INVESTMENT COMPANY, FURNISH THE FOLLOWING INFORMATION FOR EACH SUCH COMPANY:

         (a) NAME OF COMPANY.

         See the responses to Question 11 above.

         (b) NAME AND PRINCIPAL BUSINESS ADDRESS OF DEPOSITOR.

         There is no Depositor of the Trust.

         (c) NAME AND PRINCIPAL BUSINESS ADDRESS OF TRUSTEE OR CUSTODIAN.

         (i) For the Trust:

         Firstar Bank, N.A.
         425 Walnut Street
         Cincinnati, Ohio  45202

         (d)  NAME AND PRINCIPAL BUSINESS ADDRESS OF PRINCIPAL UNDERWRITER.

         The Funds sell their shares to the Depositor without the use of any underwriter.

         (e) THE PERIOD DURING WHICH THE SECURITIES OF SUCH COMPANY HAVE BEEN THE UNDERLYING SECURITIES.

         To date, no shares of the Portfolios have been acquired by the Separate Account.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH LOAD, FEE, EXPENSE OR CHARGE TO WHICH (1) PRINCIPAL PAYMENTS, (2) UNDERLYING SECURITIES, (3) DISTRIBUTIONS, (4) CUMULATED OR REINVESTED DISTRIBUTIONS OR INCOME, AND (5) REDEEMED OR LIQUIDATED ASSETS OF THE TRUST'S SECURITIES ARE SUBJECT:

         (A) THE NATURE OF SUCH LOAD, FEE, EXPENSE, OR CHARGE;
         (B) THE AMOUNT THEREOF;
         (C) THE NAME OF THE PERSON TO WHOM SUCH AMOUNTS ARE PAID AND HIS RELATIONSHIP TO THE TRUST;
         (D) THE NATURE OF THE SERVICES PERFORMED BY SUCH PERSON IN CONSIDERATION FOR SUCH

         LOAD, FEE, EXPENSE OR CHARGE.

         We allocate premium payments to the various subaccounts and to the General Account the same day if received by us at our Administrative Office before 4:00 p.m. Eastern time. If a premium payment is dishonored, you will be liable to us for any changes in the market value between the date received and the date we are notified that the payment was dishonored. We will deduct any amount due for this reason from your contract value.

         Unlike a traditional insurance policy, the contract does not require a fixed schedule of premium payments. Within certain limits, you may determine the amount and timing of your premium payments. As described below, such limits include an initial premium requirement and a minimum premium requirement. Your contract specification page will also include a schedule of planned premiums.

         You must pay an initial premium before we will make your contract effective. This premium may be submitted with your contract application or sent directly to us at our Administrative Office. The amount of the initial premium will be at least one monthly minimum premium. The initial premium for a backdated contract may be substantially greater.

         the Funds pay certain expenses that affect the value of your contract. The principal expenses at the Fund level are an investment advisory fee and Fund operating expenses. The Funds pay their Advisers annual fees on the basis of each portfolio's average daily net assets during the month for which the fees are paid.

         The total expenses of each of the Funds in 2000, as a percent of the Fund's net assets, were:

                                                                             TOTAL FUND
                                                                              EXPENSES       TOTAL      TOTAL FUND
                                                                               WITHOUT      WAIVERS      EXPENSES
                                      MANAGEMENT  DISTRIBUTION      OTHER    WAIVERS OR       AND      WITH WAIVERS
                                         FEES     (12b-1) FEES    EXPENSES   REDUCTIONS   REDUCTIONS*  OR REDUCTIONS
                                         ----     ------------    --------   ----------   -----------  -------------

OHIO NATIONAL FUND, INC.:
     Money Market*                        0.30%        0.00%        0.13%        0.43%        0.05%        0.38%
     Equity                               0.80%        0.00%        0.11%        0.91%        0.00%        0.91%
     Bond                                 0.60%        0.00%        0.17%        0.77%        0.00%        0.77%
     Omni                                 0.55%        0.00%        0.55%        0.67%        0.00%        0.67%
     S&P 500 Index                        0.37%        0.00%        0.13%        0.50%        0.00%        0.50%
     International*                       0.91%        0.00%        0.29%        1.20%        0.06%        1.14%
     International Small Company          1.00%        0.00%        0.63%        1.63%        0.00%        1.63%
     Capital Appreciation                 0.80%        0.00%        0.16%        0.96%        0.00%        0.96%
     Small Cap                            0.80%        0.00%        0.12%        0.92%        0.00%        0.92%
     Aggressive Growth                    0.80%        0.00%        0.18%        0.98%        0.00%        0.98%
     Core Growth                          0.95%        0.00%        0.14%        1.09%        0.00%        1.09%
     Growth & Income                      0.85%        0.00%        0.13%        0.98%        0.00%        0.98%
     Capital Growth                       0.90%        0.00%        0.13%        1.03%        0.00%        1.03%
     Social Awareness                     0.60%        0.00%        0.50%        1.10%        0.00%        1.10%
     High Income Bond                     0.75%        0.00%        0.35%        1.10%        0.00%        1.10%
     Equity Income                        0.75%        0.00%        0.33%        1.08%        0.00%        1.08%
     Blue Chip                            0.90%        0.00%        0.35%        1.25%        0.00%        1.25%
     Nasdaq-100 Index                     0.75%        0.00%        0.37%        1.12%        0.00%        1.12%
GOLDMAN SACHS VARIABLE
     INSURANCE TRUST:
     Goldman Sachs Growth and


         Income*                          0.75%        0.00%        0.47%        1.22%        0.22%        1.00%
     Goldman Sachs CORE U.S.
         Equity*                          0.70%        0.00%        0.17%        0.87%        0.03%        0.90%
     Goldman Sachs Capital Growth*        0.75%        0.00%        1.09%        1.84%        0.84%        1.00%
J.P. MORGAN SERIES TRUST II:
     J.P. Morgan Mid Cap Value            0.70%        0.00%        0.92%        1.62%        0.62%        1.00%
     J.P. Morgan Small Company            0.60%        0.00%        0.72%        1.32%        0.17%        1.15%
JANUS ASPEN SERIES (SERVICE
     SHARES):
     Growth                               0.65%        0.25%        0.02%        0.92%        0.00%        0.95%
     Worldwide Growth                     0.65%        0.25%        0.05%        0.95%        0.00%        0.95%
     Balanced                             0.65%        0.25%        0.02%        0.92%        0.00%        0.92%
LAZARD RETIREMENT SERIES, INC.:
     Small Cap*                           0.75%        0.25%        1.76%        2.76%        1.51%        1.29%
     Emerging Markets*                    1.00%        0.25%        2.90%        4.15%        2.55%        0.90%
MFS VARIABLE INSURANCE TRUST:
     MFS Investors Growth Stock           0.75%        0.20%        0.17%        1.12%        0.01%        1.11%
     MFS Mid Cap Growth                   0.75%        0.20%        1.46%        2.41%        1.30%        1.11%
     MFS New Discovery                    0.90%        0.20%        0.19%        1.29%        0.03%        1.26%
     MFS Total Return                     0.75%        0.20%        0.15%        1.10%        0.00%        1.10%
PBHG INSURANCE SERIES FUND:
     PBHG Technology &
     Communications                       0.85%        0.00%        0.19%        1.04%        0.00%        1.04%
STRONG VARIABLE INSURANCE
     FUNDS, INC.:
     Strong Mid Cap Growth II*            1.00%        0.00%        0.16%        1.16%        0.01%        1.15%
     Strong Opportunity II*               1.00%        0.00%        0.18%        1.18%        0.08%        1.10%
VARIABLE INSURANCE PRODUCTS
     FUND (FIDELITY):
     VIP Contrafund                       0.57%        0.25%        0.10%        0.92%        0.00%        0.92%
     VIP Mid Cap                          0.57%        0.25%        0.17%        0.99%        0.00%        0.99%
     VIP Growth                           0.57%        0.25%        0.09%        0.91%        0.00%        0.91%

         * The investment advisers of certain Funds are voluntarily waiving part or all of their management fees and/or reimbursing certain Funds in order to reduce total Fund expenses.

         The waivers and reductions may terminate at any time. If such waivers and reductions are terminated, the cost of your contract may increase.

         No load, fee, expense or charge is assessed in connection with the payment of the death benefit. The Depositor will deduct a Surrender Charge if during the first 15 years following the Issue Date, or the effective date of an increase in stated amount.

         After the free look period and during the early years of your contract and following any increase in stated amount, a surrender charge is assessed in connection with all complete surrenders, all lapses, all decreases in stated amount and certain partial surrenders.

         If you surrender your contract in full or it lapses when a surrender charge applies, we will deduct the total charge from your accumulation value. If you decrease the stated amount of your contract while a surrender charge applies, your accumulation value will be charged with the portion of the total surrender charge attributable to the stated amount cancelled by the decrease.

         The following is a chart showing the maximum surrender charge applicable to the contract. Because the surrender charge is based on your age, sex, rating classification and the length of time you have held your policy, your actual surrender charge may be significantly less.

              MAXIMUM SURRENDER CHARGES PER $1,000 OF STATED AMOUNT
              -----------------------------------------------------

                                   MALE                                                FEMALE
AGE                    NONSMOKER         SMOKER                             NONSMOKER          SMOKER

0-20              $        15.19    $       16.73                      $        14.29   $        15.24
21-30                      16.98            19.67                               15.29            16.78
31-40                      19.37            24.96                               17.48            20.07
41-50                      24.76            34.23                               20.87            24.86
51-60                      32.84            47.49                               25.36            30.84
61-70                      67.84            81.30                               48.39            57.27
71-80                      117.90           132.66                              100.55           106.53

         In addition to these amounts, a $200.00 charge is applicable per policy, as well as a charge of $.04 per $1,000.00 of stated amount for policies with a stated amount is excess of $500,000.
         Partial surrenders in any contract year totaling 10% or less of the cash surrender value of your contract as of the end of the previous contract year are not subject to any surrender charge. Partial surrenders in any contract year in excess of 10% of the cash surrender value of your contract as of the end of the previous contract year will be subject to that percentage of the total surrender charges that is equal to the percentage of cash surrender value withdrawn minus 10%.

         For example, assume a contract which now has, and at the end of the previous contract year had, an accumulation value of $11,100 and a surrender charge of $1,100. The cash surrender value of the contract is therefore $10,000. If you decide to withdraw 25% of such cash surrender value ($2,500), we will impose a charge equal to 15% (25% minus 10%) of the total surrender charge (.15 x $1,100 = $165) and reduce your accumulation value by that amount, as well as by the $2,500 you withdrew.

         the Policy is surrendered for its Net Cash Surrender Value, - a partial withdrawal is made,
or
         the Policy lapses.

         The surrender charge, together with a portion of the premium charge, is designed to compensate the Depositor for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

         (b) FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OF THE TRUST, FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO SALES LOAD AND OTHER DEDUCTIONS FROM PRINCIPAL PAYMENTS.

         We make charges against or deductions from premium payments, accumulation values and contract surrenders in the manner described below.

         PREMIUM EXPENSE CHARGE

         Each premium payment is subject to a premium expense charge. The premium expense charge is deducted in proportion to your current premium allocation choices. The premium expense charge has two components:

         Distribution Charge. The contract is subject to a charge of 4.9% of premiums paid in the first 10 years reducing to 3.9% in years 11 and later. This charge is intended to help defray the costs attributable to this contract including distribution, printing and advertising.

         State Premium Tax. Your premium payments will be subject to a 2% charge intended to cover state premium and other taxes. In those states where the taxes exceed 2% you will also be charged the amount in excess of 2%.

         MONTHLY DEDUCTION
         As of the contract date and each subsequent process day, we will deduct from the accumulation value of your contract and in proportion to the values in your various subaccounts and the General Account, a monthly deduction to cover certain charges and expenses incurred in connection with the contract.
         The monthly deduction consists of:
         -        the cost of insurance,
         - an administration charge of $7 for the cost of establishing and maintaining contract records and processing applications and notices,
         - a risk charge for the risk associated with the death benefit guarantee, and
         -        the cost of additional insurance benefits provided by rider.

         Your cost of insurance is determined on a monthly basis, and is determined separately for your initial stated amount and each subsequent increase in the stated amount. The monthly cost of insurance rate is based on your sex, attained age, and rate class. The cost of insurance is calculated by multiplying (i) by the result of (ii) minus
         (iii), where:

         (i) is the cost of insurance rate as described in the contract. Such actual cost will be based on our expectations as to future mortality experience. It will not, however, be greater than the guaranteed cost of insurance rates set forth in the contract. Such rates for smokers and non-smokers are based on the 1980 Commissioner's Standard Ordinary, Male or Female, Smoker or Nonsmoker, age near birthday mortality table. The cost of insurance charge is guaranteed not to exceed such table rates for the insured's risk class;

         (ii) is the death benefit at the beginning of the contract month divided by 1.0032737;
and
         (iii) is accumulation value at the beginning of the contract month.

         In connection with certain employer-related plans, cost of insurance rates may not be based on sex.

         RISK CHARGE

         Against the assets of the variable subaccounts, and in proportion to your values in the various subaccounts, we assess a daily charge equal to .0020471% (equal to .75% on an annual basis) of such assets for the first 10 contract years to compensate us for assuming certain mortality and expense risks. This amount effectively decreases to an annual rate of about 0.20% starting in the 11th contract year and later.

         This reduction in later years is accomplished by deducting the normal .0020471% mortality and expense charge on a daily basis, and then at the end of each monthaversary we credit back to the policy an amount equal to an annualized rate of 0.55% of the assets in your variable subaccounts at the end of each month. Because the charges are deducted at different times (monthly versus daily), the resulting charge may vary slightly, but will be approximately 0.20%.

(c) STATE THE AMOUNT OF TOTAL DEDUCTIONS AS A PERCENTAGE OF THE NET AMOUNT INVESTED FOR EACH TYPE OF SECURITY ISSUED BY THE TRUST. STATE EACH DIFFERENT SALES CHARGE AVAILABLE AS A PERCENTAGE OF THE PUBLIC OFFERING PRICE AND AS A PERCENTAGE OF THE NET AMOUNT INVESTED. LIST ANY SPECIAL PURCHASE PLANS OR METHODS ESTABLISHED BY RULE OR EXEMPTIVE ORDER THAT REFLECT SCHEDULED VARIATIONS IN, OR ELIMINATION OF, THE SALES LOAD AND IDENTIFY EACH CLASS OF INDIVIDUALS OR TRANSACTIONS TO WHICH SUCH PLANS APPLY.

         See response to paragraph (b) above.

(d) EXPLAIN FULLY THE REASONS FOR ANY DIFFERENCE IN THE PRICE AT WHICH SECURITIES ARE OFFERED GENERALLY TO THE PUBLIC, AND THE PRICE AT WHICH SECURITIES ARE OFFERED FOR ANY CLASS OF TRANSACTIONS TO ANY CLASS OR GROUP OF INDIVIDUALS, INCLUDING OFFICERS, DIRECTORS, OR EMPLOYEES OF THE DEPOSITOR, TRUSTEE CUSTODIAN OR PRINCIPAL UNDERWRITER.

         See response to paragraph (b) above.

(e) FURNISH A BRIEF DESCRIPTION OF ANY LOADS, FEES, EXPENSES OR CHARGES NOT COVERED IN ITEM 13(a) WHICH MAY BE PAID BY SECURITY HOLDERS IN CONNECTION WITH THE TRUST OR ITS SECURITIES.

         A charge (currently $3 and guaranteed not to exceed $15) will be imposed on each transfer of accumulation values among the subaccounts of the variable account and the General Account. Currently, the Company is not assessing this charge on the first four transfers made in any contract year. For partial surrenders, a service fee will be charged equal to the lesser of $25 or 2% of the amount surrendered. A fee, not to exceed $100, is charged for any illustration of benefits and values that you may request after the issue date.

(f) STATE WHETHER THE DEPOSITOR, PRINCIPAL UNDERWRITER, CUSTODIAN OR TRUSTEE, OR ANY AFFILIATED PERSON OF THE FOREGOING MAY RECEIVE PROFITS OR OTHER BENEFITS NOT INCLUDED IN ANSWER TO ITEM 13(a) OR 13(d) THROUGH THE SALE OR PURCHASE OF THE TRUST'S SECURITIES OR INTERESTS IN SUCH SECURITIES, OR UNDERLYING SECURITIES, AND DESCRIBE FULLY THE NATURE AND EXTENT OF SUCH PROFITS OR BENEFITS.

         Except for the Principal Underwriter neither the Depositor nor any affiliated person of the Depositor will receive any profits or other benefits not included in answer to items 13(a) or 13(d) through the sale of the Policies or the sale or purchase of Trust Portfolio shares. For compensation payable to the Principal Underwriter in connection with sales of the Policies, see the response to item 38 below.

(g) STATE THE PERCENTAGE THAT THE AGGREGATE ANNUAL CHARGES AND DEDUCTIONS FOR MAINTENANCE AND OTHER EXPENSES OF THE TRUST BEAR TO THE DIVIDEND AND INTEREST INCOME FROM THE TRUST PROPERTY DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

         Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. DESCRIBE THE PROCEDURE WITH RESPECT TO APPLICATIONS (IF ANY) AND THE ISSUANCE AND AUTHENTICATION OF THE TRUST'S SECURITIES, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

         To purchase a contract, you must complete an application and submit it to us at our Administrative Office through the agent selling the contract. Generally, we will not issue a contract to a person older than age 80, but we may do so at our sole discretion. Non-smoker rates are available if you are age 18 or over. We will only issue contracts with stated amounts of $100,000 or more. We may issue contracts with a lower stated amount in states other than New York. All applications require evidence of insurability. Acceptance of any application is subject to our insurance underwriting rules. The review period for routine applications will generally last one week. Approval of applications that require supplemental medical information, however, may be delayed six weeks or more while such information is obtained and reviewed.

         You must pay an initial premium in order for your contract to take effect. The contract takes effect as of the contract date. However, if you pay the initial premium at the time you submit your application, we will, pursuant to the Limited Temporary Insurance Agreement contained in such application, provide you with insurance coverage equal to your stated amount (up to $1,000,000) for a period of up to 60 days, starting on the later of the date of your application and the date you complete any required medical examination and ending on the date we approve or reject your application. We do not pay interest on initial premiums during the review period.

         The contract date will be the same as the issue date, except in the case of a backdated contract where the contract date will be earlier than the issue date. At your request, we will backdate a contract as much as six months where permitted by state law. This procedure may be to your advantage where backdating will lower your age at issue and thereby lower your cost of insurance and surrender charges which are scaled by age. A backdated contract will be treated as though it had been in force since the contract date. Consequently, the initial premium required for a backdated contract will be larger than for a contract which is not backdated because you must pay the minimum premium, pay monthly deductions and pay all other charges associated with the contract for the period between the contract date and the issue date.

         On the later of the issue date and the date we receive your initial premium, net premiums are allocated to the Money Market subaccount. On the first process day following the issue date or, if later, when we receive your initial premium, such net premiums will be allocated among the subaccounts and the General Account in accordance with your instructions as indicated in your application.

         If we reject your application during the review period, we will refund to you all amounts you have paid under the contract. If you choose to cancel your contract during the free look period, we will refund the premiums you have paid, or the contract value, depending on your state's laws.

15. DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT OF PAYMENTS FROM PURCHASERS OF THE TRUST'S SECURITIES AND THE HANDLING OF THE PROCEEDS THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

         In the contract application, you may direct the allocation of your net premium payments among up to 10 of the subaccounts of VAL and the General Account. Your initial allocation will take effect on the first process day following the issue date or, if later, when we receive your initial premium payment. Pending such allocation, net premiums will be held in the Money Market subaccount. If you fail to indicate an allocation in your contract application, we will leave your net premiums in the Money Market subaccount until we receive allocation instructions. The amount allocated to any subaccount or the General Account must equal a whole percentage. You may change the allocation of your future net premiums at any time upon written notice to us. Premiums allocated to an increase will be credited to the subaccounts and the General Account in accordance with your premium allocation then in effect on the later of the date of the increase or the date we receive such a premium.

16. DESCRIBE THE PROCEDURE WITH RESPECT TO THE ACQUISITION OF UNDERLYING SECURITIES AND THE DISPOSITION THEREOF, AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

         Purchases and redemptions of Portfolio shares made in connection with Policy transactions will be made at the net asset value of such shares determined as of the end of the valuation period in which the Policy transaction takes place. All other purchases and redemptions of Trust Portfolio shares will be made at the net asset value next determined after receipt by the Trust Portfolio or its transfer agent of an order from the Depositor.

17. (a) DESCRIBE THE PROCEDURE WITH RESPECT TO WITHDRAWAL OR REDEMPTION BY SECURITY HOLDERS.

         See the responses to Items 10(c) and (d).

         (b) FURNISH THE NAMES OF ANY PERSONS WHO MAY REDEEM OR REPURCHASE, OR ARE REQUIRED TO REDEEM OR REPURCHASE, THE TRUST'S SECURITIES OR UNDERLYING SECURITIES FROM SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

         The Depositor is required by the Policies to honor requests for surrender as described in items 10(c) and 10(d). Procedures governing the redemption of Portfolio shares from holders thereof are described in the Fund prospectus included in its registration statement filed pursuant to the Securities Act of 1933, which description is incorporated herein by reference.

         (c) INDICATE WHETHER REPURCHASED OR REDEEMED SECURITIES WILL BE CANCELLED OR MAY BE RESOLD.

         If a Policy is surrendered, it will be cancelled.

18. (a) DESCRIBE THE PROCEDURE WITH RESPECT TO THE RECEIPT, CUSTODY AND DISPOSITION OF THE INCOME AND OTHER DISTRIBUTABLE FUNDS OF THE TRUST AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

         All income distributions and all other distributable funds of each subaccount of the Separate Account are invested in shares of the applicable Portfolio at net asset value and added to the assets of such subaccount.

         (b) DESCRIBE THE PROCEDURE, IF ANY, WITH RESPECT TO THE REINVESTMENT OF DISTRIBUTIONS TO SECURITY HOLDERS AND STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

         Not applicable.

         (c) IF ANY RESERVES OR SPECIAL FUNDS ARE CREATED OUT OF INCOME OR PRINCIPAL, STATE WITH RESPECT TO EACH SUCH RESERVE OR FUND THE PURPOSE AND ULTIMATE DISPOSITION THEREOF, AND DESCRIBE THE MANNER OF HANDLING OF SAME.

         The Investment Accounts of the Policies, which are held in the Separate Account, constitute the reserves for the Policy benefits, except for certain reserves which are supported by the assets held in the Depositor's general account, such as reserves for Policy loans and the minimum death benefit guarantees. The Depositor reserves the right to establish a provision for taxes attributable to the Policies. See response to item 13(d) above.

         (d) SUBMIT A SCHEDULE SHOWING THE PERIODIC AND SPECIAL DISTRIBUTIONS WHICH HAVE BEEN MADE TO SECURITY HOLDERS DURING THE THREE YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH. STATE FOR EACH SUCH DISTRIBUTION THE AGGREGATE AMOUNT AND AMOUNT PER SHARE. IF DISTRIBUTIONS FROM SOURCES OTHER THAN CURRENT INCOME HAVE

         BEEN MADE IDENTIFY EACH OTHER SOURCE AND INDICATE WHETHER SUCH DISTRIBUTION REPRESENTS THE RETURN OR PRINCIPAL PAYMENTS TO SECURITY HOLDERS. IF PAYMENTS OTHER THAN CASH WERE MADE DESCRIBE THE NATURE THEREOF, THE ACCOUNT CHARGED AND THE BASIS OF DETERMINING THE AMOUNT OF SUCH CHARGE.

         No distributions have been made.

19. DESCRIBE THE PROCEDURE WITH RESPECT TO THE KEEPING OF RECORDS AND ACCOUNTS OF THE TRUST, HE MAKING OF REPORTS AND THE FURNISHING OF INFORMATION TO SECURITY HOLDERS, AND THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT PERTAINING THERETO.

         The Depositor is responsible for keeping all records respecting the Separate Account and the Policies requires under Rules 31a-1 and 31a-2 under the 1940 Act. The Depositor has entered into a Service Agreement with The Ohio National Life Insurance Company whereby the latter will provide to the Depositor all issue, administrative, general services and recordkeeping functions with respect to all the Policies required under the 1940 Act. Within 30 days after each Policy Anniversary, the Depositor will send the Policyowner a statement showing, among other things:

         the amount of death benefit;

         the Cash Surrender Value and its allocation among the subaccounts, the General Account and the Loan Collateral Account;

         the value of the units in each Investment Account to which the Contract Values are allocated;

         the Policy Debt and any loan interest charged since the last report; - the premiums paid and other Policy transactions made during the period since the last report; and

         any other information required by law.

         Each Policyowner will also be sent an annual and a semi-annual report for the portfolios which will include a list of the securities held in each Portfolio as required by the 1940 Act.

20. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST WITH RESPECT TO THE FOLLOWING:

         (a)  AMENDMENT TO SUCH INDENTURE OR AGREEMENT.
         (b)  THE EXTENSION OR TERMINATION OF SUCH INDENTURE OR AGREEMENT.
         (c) THE REMOVAL OR RESIGNATION OF THE TRUSTEES OR CUSTODIAN, OR THE FAILURE OF THE TRUSTEE OR CUSTODIAN TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.
         (d) THE APPOINTMENT OF A SUCCESSOR TRUSTEE AND THE PROCEDURE IF A SUCCESSOR TRUSTEE IS NOT APPOINTED.

         (e) THE REMOVAL OR RESIGNATION OF THE DEPOSITOR, OR THE FAILURE OF THE DEPOSITOR TO PERFORM ITS DUTIES, OBLIGATIONS AND FUNCTIONS.
         (f) THE APPOINTMENT OF A SUCCESSOR DEPOSITOR AND THE PROCEDURE IF A SUCCESSOR DEPOSITOR IS NOT APPOINTED.

         There are no indentures or agreements concerning the Separate Account except for the Policies, which are described elsewhere herein.

21. (a) STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LOANS TO SECURITY HOLDERS.

         After the first contract year, you may borrow up to the loan value of your contract. The loan value is the cash surrender value less the cost of insurance charges on your contract to the end of the current contract year. The loan value will never be less than 90% of the cash surrender value. We will generally distribute the loan proceeds to you within seven days from receipt of your request for the loan at our Administrative Office, although payment of the proceeds may be postponed under certain circumstances. (See "General Provisions--Postponement of Payments".) In some circumstances, loans may involve tax liability. (See "Federal Tax Matters".)

         When a loan is made, accumulation value in an amount equal to the loan will be taken from the General Account and each subaccount in proportion to your accumulation value in the General Account and each subaccount. This value is then held in the loan collateral account and earns interest at an effective rate guaranteed to be at least 4% per year. Such interest is credited to the subaccounts and the General Account in accordance with the premium allocation then in effect.

         We charge you interest on loans you take from your contract values. The rate we deduct from your loan proceeds is 5.0%. This amount is equivalent to an annual rate of 5.26% if the interest was paid at the end of the year. When we make a loan, we add to the amount of the loan the interest covering the period until the end of the contract year. At the beginning of each subsequent contract year, if you fail to pay the interest in cash, we will transfer sufficient accumulation value from the General Account and each subaccount to pay the interest for the following contract year. The allocation will be in proportion to your accumulation value in each subaccount.

         You may repay a loan at any time, in whole or in part, before we pay the contract proceeds. When you repay a loan, interest already charged covering any period after the repayment will reduce the amount necessary to repay the loan. Premiums paid in excess of any planned premiums when there is a loan outstanding will be first applied to reduce or repay such loan, unless you request otherwise. Upon repayment of a loan, the loan collateral account will be reduced by the amount of the repayment and the repayment will be allocated first to the General Account, until the amount borrowed from the General Account has been repaid. Unless we are instructed otherwise, the balance of the repayment will then be applied to the subaccounts and the General Account according to the premium allocation then in effect.

         Any outstanding contract indebtedness will be subtracted from the proceeds payable at the insured's death and from cash surrender value upon complete surrender or maturity.

         A loan, whether or not repaid, will have a permanent effect on a contract's cash surrender value (and the death benefit under Plan B contracts) because the investment results of the subaccounts will apply only to the amount remaining in the subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited upon the amount of the loan while the loan is outstanding, contract values will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, contract values will be higher than they would have been had no loan been made.

         A preferred loan is available at any time on or after the 10th contract anniversary. In the first contract year in which you take a preferred loan, the maximum preferred loan available is 10% of the gross loan value. The gross loan value is the Cash Surrender Value minus an amount to cover monthly charges to the next policy anniversary. In later contract years, you may increase your preferred loan by an amount not greater than 10% of the gross loan value. The total amount of the preferred loan amount may never exceed the gross loan value. Loan interest on preferred loans is payable in advance at a rate of 3.846%. This amount is equivalent to an annual rate of 4% if the interest were paid at the end of the year. The interest rate credited to the accumulation value equal to the loaned amount under this preferred loan provision is 4.00%.

         Certain policy loans may result in currently taxable income and tax penalties. If you are considering the use of policy loans as retirement income, you should consult your personal tax adviser regarding potential tax consequences that may arise if you do not make necessary payments to keep the policy from lapsing. The amount of the premium payments necessary to keep the policy from lapsing will increase with your age.

         (b) FURNISH A BRIEF DESCRIPTION OF ANY PROCEDURE OR ARRANGEMENT BY WHICH LOANS ARE MADE AVAILABLE TO SECURITY HOLDERS BY THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN, OR ANY AFFILIATED PERSON OF THE FOREGOING.

         See the response to Item 21(a) above.

         (c) IF SUCH LOANS ARE MADE, FURNISH THE AGGREGATE AMOUNT OF LOANS OUTSTANDING AT THE END OF THE LAST FISCAL YEAR, THE AMOUNT OF INTEREST COLLECTED DURING THE LAST FISCAL YEAR ALLOCATED TO THE DEPOSITOR, PRINCIPAL UNDERWRITER, TRUSTEE OR CUSTODIAN OR AFFILIATED PERSON OF THE FOREGOING AND THE AGGREGATE AMOUNT OF LOANS IN DEFAULT AT THE END OF THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH.

         Not applicable.

22. STATE THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT TO LIMITATIONS ON THE LIABILITIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN, OR ANY OTHER PARTY

         TO SUCH INDENTURE OR AGREEMENT.

         There is no indenture or agreement which limits the liabilities of the Depositor under the Policies. There is no trustee or custodian of the Separate Account.

23. DESCRIBE ANY BONDING ARRANGEMENT FOR OFFICERS, DIRECTORS, PARTNERS OR EMPLOYEES OF THE DEPOSITOR OR PRINCIPAL UNDERWRITER OF THE TRUST, INCLUDING THE AMOUNT OF COVERAGE AND THE TYPE OF BOND.

24. STATE THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT CONCERNING THE TRUST OR ITS SECURITIES AND A DESCRIPTION OF ANY OTHER MATERIAL FUNCTIONS OR DUTIES OF THE DEPOSITOR, TRUSTEE OR CUSTODIAN NOT STATED IN ITEM 10 OR ITEMS 14 TO 23 INCLUSIVE.

         We will not contest the insurance coverage provided under the contract, except for any subsequent increase in stated amount, after the contract has been in force during your lifetime for a period of two years from the contract date. This provision does not apply to any rider which grants disability or accidental death benefits. Any increase in the stated amount will not be contested after such increase has been in force during your lifetime for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning the increase.

         If the age or sex of the insured has been misstated in an application, including a reinstatement application, the amount payable under the contract by reason of the death of the insured will be 1.0032737 multiplied by the sum of (i) and (ii) where:

         (i)      is the accumulation value on the date of death; and

         (ii) is the death benefit, less the accumulation value on the date of death, multiplied by the ratio of (a) the cost of insurance actually deducted at the beginning of the contract month in which the death occurs to (b) the cost of insurance that should have been deducted at the insured's true age or sex.

         The contract does not cover the risk of suicide or self-destruction within two years from the contract date or two years from the date of any increase in stated amount with respect to that increase, whether the insured is sane or insane. In the event of suicide within two years of the contract date, we will refund premiums paid, without interest, less any contract indebtedness and less any partial surrender. In the event of suicide within two years of an increase in stated amount, we will refund any premiums allocated to the increase, without interest, less a deduction for a share of any contract indebtedness outstanding and any partial surrenders made since the increase. The share of indebtedness and partial surrenders so deducted will be determined by dividing the total face amount at the time of death by the face amount of the increase.

         The primary and contingent beneficiaries are designated by the contractowner on the application. If changed, the primary beneficiary or contingent beneficiary is as shown in the latest change filed with us. If more than one beneficiary survives the insured, the proceeds of the contract will be paid in equal shares to the survivors in the appropriate beneficiary class unless requested otherwise by the contractowner.

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. STATE THE FORM OF ORGANIZATION OF THE DEPOSITOR OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE DEPOSITOR WAS ORGANIZED AND THE DATE OR ORGANIZATION.

         The Depositor is a stock life insurance company incorporated in New York in 1973.

26. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY THE DEPOSITOR OF THE TRUST IN CONNECTION WITH THE EXERCISE OF ANY FUNCTIONS OR DUTIES CONCERNING SECURITIES OF THE TRUST DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

         Not applicable.

         (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY THE DEPOSITOR FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:

         (1) THE NATURE OF SUCH FEE OR PARTICIPATION

         (2) THE NAME OF THE PERSON MAKING PAYMENT

         (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION

         Not applicable.

27. DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY THE DEPOSITOR INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THAT OF DEPOSITOR OR THE TRUST. IF THE DEPOSITOR ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST, AND THE NATURE OF THE DEPOSITOR'S ACTIVITIES THEREWITH. IF THE DEPOSITOR HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND CIRCUMSTANCES SURROUNDING SUCH CESSATION.

         The Depositor is a stock life insurance company. It is licensed to conduct a life insurance business in 22 states and the District of Columbia. The Depositor has organized the Separate Account to support variable life insurance contracts issued by the Depositor. The Separate Account is registered under the 1940 Act.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO THE DEPOSITOR OF THE TRUST, WITH RESPECT TO EACH OFFICER, DIRECTOR, OR PARTNER OF THE DEPOSITOR, AND WITH RESPECT TO EACH NATURAL PERSON DIRECTLY OR INDIRECTLY OWNING, CONTROLLING OR HOLDING WITH POWER TO VOTE 5 PERCENT OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR.

         As of January 4, 2002, no officer or director of the Depositor or any natural person owns either beneficially or of record any securities of the Depositor with the exception of one share held by each director as a qualifying share. The Depositor is a wholly-owned subsidiary of SMON Holdings, Inc., which in turn is owned jointly and equally by Ohio National Financial Services, Inc. and Security Mutual Life Insurance Company of New York.

         No officer, director or stockholder of the Depositor owns any Policies. Positions held by Directors and principal officers of the Depositor are as follows:

DIRECTORS

Carson E. Beadle....................        President of Carson E. Beadle, Inc.
                                            New York, New York

David L. Birchenough**..............        Executive Vice President & Chief
                                            Financial Officer Security Mutual
                                            Life Insurance Company of New York,
                                            Binghamton, New York

Bruce W. Boyea**....................        Chairman, President & Chief
                                            Executive Officer Security Mutual
                                            Life Insurance Company of New York,
                                            Binghamton, New York

James A. Carrigg....................        Retired Chairman, President & CEO
                                            NYSEG
                                            Binghamton, New York 13902

George E. Castrucci.................        Retired Chairman and Chief Executive
                                            Officer, Great American Broadcasting
                                            Company (formerly Taft Broadcasting
                                            Company) Cincinnati, Ohio

Raymond R. Clark....................        Retired President and Chief
                                            Executive Officer Cincinnati Bell
                                            Telephone Company, Cincinnati, Ohio

Ronald J. Dolan*....................        Executive Vice President & Chief
                                            Financial Officer--Ohio National
                                            Mutual Holdings, Inc, Montgomery,
                                            Ohio

Daniel J. Fischer**.................        Executive Vice President, Individual
                                            Insurance Operations--Security
                                            Mutual Life Insurance Company of New
                                            York, Binghamton, New York

David B. O'Maley*...................        Chairman, President & Chief
                                            Executive Officer--Ohio National
                                            Mutual Holdings, Inc. Montgomery,
                                            Ohio; Director--SMON Holdings, Inc.;
                                            Director--National Security Life and
                                            Annuity Company

John J. Palmer*.....................        Executive Vice President, Strategic
                                            Initiatives--Ohio National Mutual
                                            Holdings, Inc.

EXECUTIVE OFFICERS

Bruce W. Boyea**....................        Director--National Security Life and
                                            Annuity Company; Chairman--National
                                            Security Life and Annuity Company

John J. Palmer*.....................        Director--National Security Life and
                                            Annuity Company; Chief Executive
                                            Officer--National Security Life and
                                            Annuity Company

Daniel J. Fischer**.................        Director--National Security Life and
                                            Annuity Company; President--National
                                            Security Life and Annuity Company

Ronald J. Dolan*....................        Director--National Security Life and
                                            Annuity Company; Vice President and
                                            Chief Financial Officer--National
                                            Security Life and Annuity Company

David L. Birchenough**..............        Director--National Security Life and
                                            Annuity Company; Vice President &
                                            Treasurer--National Security Life
                                            and Annuity Company

Susan E. Mistretta**................        Secretary and General
                                            Counsel--National Security Life and
                                            Annuity Company

David W. Cook*......................        Actuary--National Security Life and
                                            Annuity Company

Christopher A. Carlson*.............        Chief Investment Officer--National
                                            Security Life and Annuity Company

-----------------------------
* The principal occupation of this person is an officer of The Ohio National Life Insurance Company and his or her principal business address is: One Financial Way, Cincinnati, Ohio 45242.

** The principal occupation of this person is an officer of Security Mutual Life Insurance Company and his or her principal business address is: 100 Court Street, Binghamton, New York.

         (b) FURNISH A BRIEF STATEMENT OF THE BUSINESS EXPERIENCE DURING THE LAST FIVE YEARS OF EACH OFFICER, DIRECTOR OR PARTNER OF THE DEPOSITOR.

         See the response to Item 28(a).

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO EACH COMPANY WHICH DIRECTLY OR INDIRECTLY OWNS, CONTROLS OR HOLDS WITH POWER TO VOTE 5 PERCENT OR MORE OF THE OUTSTANDING VOTING SECURITIES OF THE DEPOSITOR.

         Not Applicable

CONTROLLING PERSONS

30. FURNISH AS AT LATEST PRACTICABLE DATE THE FOLLOWING INFORMATION WITH RESPECT TO ANY PERSON, OTHER THAN THOSE COVERED BY ITEMS 28, 29, AND 42 WHO DIRECTLY OR INDIRECTLY CONTROLS THE DEPOSITOR.

         Not applicable

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR, COMPENSATION OF OFFICERS OF DEPOSITOR

31. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH:

         (a) DIRECTLY TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR DIRECTLY RECEIVING THE THREE HIGHEST AMOUNTS OF REMUNERATION;

         (b) DIRECTLY TO ALL OFFICERS OR PARTNERS OF THE DEPOSITOR AS A GROUP EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS INCLUDED UNDER ITEM 31(a), STATING SEPARATELY THE AGGREGATE AMOUNT PAID BY THE DEPOSITOR ITSELF AND THE AGGREGATE AMOUNT PAID BY ALL THE SUBSIDIARIES;

         (c) INDIRECTLY OR THROUGH SUBSIDIARIES TO EACH OF THE OFFICERS OR PARTNERS OF THE DEPOSITOR.

         Not applicable; as of January 4, 2002, the Separate Account had not commenced operations.

COMPENSATION OF DIRECTORS

32. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES, EXCLUSIVE OF REMUNERATION REPORTED UNDER ITEM 31, PAID BY THE DEPOSITOR DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH:

         (a) THE AGGREGATE DIRECT REMUNERATION TO DIRECTORS

         (b) INDIRECTLY OR THROUGH SUBSIDIARIES TO DIRECTORS

                  Not applicable; see the response to Item 31.

COMPENSATION TO EMPLOYEES

33. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF REMUNERATION FOR SERVICES OF ALL EMPLOYEES OF THE DEPOSITOR (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IT ITEMS 31 AND
         32) WHO RECEIVED REMUNERATION IN EXCESS OF $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

                  Not applicable; see the response to Item 31.

         (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE REMUNERATION FOR SERVICES PAID DIRECTLY DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH TO THE FOLLOWING CLASSES OF PERSONS (EXCLUSIVE OF THOSE PERSONS COVERED BY

         ITEM 33(a)): (1) SALES MANAGERS, BRANCH MANAGERS, DISTRICT MANAGERS AND OTHER PERSONS SUPERVISING THE SALE OR REGISTRANT'S SECURITIES; (2) SALESMEN, SALES AGENTS, CANVASSERS AND OTHER PERSONS MAKING SOLICITATIONS BUT NOT IN SUPERVISORY CAPACITY; (3) ADMINISTRATIVE AND CLERICAL EMPLOYEES; AND (4) OTHERS (SPECIFY). IF A PERSON IS EMPLOYED IN MORE THAN ONE CAPACITY, CLASSIFY ACCORDING TO PREDOMINANT TYPE OF WORK.

                  Not applicable; see the response to Item 31.

COMPENSATION TO OTHER PERSONS

34. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE AGGREGATE AMOUNT OF COMPENSATION FOR SERVICES PAID ANY PERSON (EXCLUSIVE OF PERSONS WHOSE REMUNERATION IS REPORTED IN ITEMS 31, 31 AND 33), WHOSE AGGREGATE COMPENSATION IN CONNECTION WITH SERVICES RENDERED WITH RESPECT TO THE TRUST IN ALL CAPACITIES EXCEED $10,000 DURING THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH FROM THE DEPOSITOR AND ANY OF ITS SUBSIDIARIES.

                  Not applicable; see the response to Item 31.

IV. DISTRIBUTION AND REDEMPTION OF SECURITIES
DISTRIBUTION OF SECURITIES

35. FURNISH THE NAMES OF THE STATES IN WHICH SALES OF THE TRUST'S SECURITIES (A) ARE CURRENTLY BEING MADE, (B) ARE PRESENTLY PROPOSED TO BE MADE, AND (C) HAVE BEEN DISCONTINUED, INDICATING BY APPROPRIATE LETTER THE STATUS WITH RESPECT TO EACH STATE.

                  No Policies have been sold. It is proposed that Policies will be sold in New York.

36. IF SALES OF THE TRUST'S SECURITIES HAVE AT ANY TIME SINCE JANUARY 1, 1936 BEEN SUSPENDED FOR MORE THAN A MONTH DESCRIBE BRIEFLY THE REASONS FOR SUCH SUSPENSION.

                  Not applicable.

37. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO EACH INSTANCE WHERE SUBSEQUENT TO JANUARY 1, 1937, ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY, OR REGULATORY BODY DENIED AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST, EXCLUDING A DENIAL WHICH WAS MERELY A PROCEDURAL STEP PRIOR TO ANY DETERMINATION BY SUCH OFFICER, ETC. AND WHICH DENIAL WAS SUBSEQUENTLY RESCINDED.
                  (1)  NAME OF OFFICER, AGENCY OR BODY.
                  (2)  DATE OF DENIAL.
                  (3)  BRIEF STATEMENT OF REASON GIVEN FOR DENIAL.

                  Not applicable.

         (b) FURNISH THE FOLLOWING INFORMATION WITH REGARD TO EACH INSTANCE WHERE, SUBSEQUENT TO JANUARY 1, 1937, THE AUTHORITY TO DISTRIBUTE SECURITIES OF THE TRUST HAS BEEN REVOKED BY ANY FEDERAL OR STATE GOVERNMENTAL OFFICER, AGENCY OR REGULATORY BODY.

                  (1)  NAME OF OFFICER, AGENCY OR BODY.
                  (2)  DATE OF REVOCATION.
                  (3)  BRIEF STATEMENT OF REASON GIVEN FOR REVOCATION.

                  Not applicable.

38. (a) FURNISH A GENERAL DESCRIPTION OF THE METHOD OF DISTRIBUTION OF SECURITIES OF THE TRUST.

         The Policies will be sold by registered representatives of broker-dealers having distribution agreements with the Principal Underwriter and who are authorized by state insurance departments to sell the Policies.

         (b) STATE THE SUBSTANCE OF ANY CURRENT SELLING AGREEMENT BETWEEN EACH PRINCIPAL UNDERWRITER AND THE TRUST OR THE DEPOSITOR, INCLUDING A STATEMENT AS TO THE INCEPTION AND TERMINATION DATES OF THE AGREEMENT, AND RENEWAL AND TERMINATION PROVISIONS, AND ANY ASSIGNMENT PROVISIONS.

         The Principal Underwriter will continuously offer the Policies pursuant to a Distribution Agreement with the Depositor. The Principal Underwriter is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Principal Underwriter is located at One Financial Way, Cincinnati, Ohio 45242 was organized under the laws of the state of Ohio on January 17, 1996.

         Pursuant to an Underwriting Agreement with the Depositor, the Principal Underwriter will act as the principal underwriter of the Policies. The Principal Underwriter will bear the cost of all sales commissions in respect of the Policies and will receive from the Depositor all sales load deductions. The Agreement provides that it will continue in effect indefinitely until terminated by either party thereto on sixty days written notice to the other. The Agreement is not assignable. The Principal Underwriter has entered into an agreement with The Ohio National Life Insurance Company pursuant to which The Ohio National Life Insurance Company, on behalf of the Principal Underwriter, will pay all sales commissions in respect of the Policies, prepare and maintain all books and records required to be prepared and maintained by the Principal Underwriter, and send all confirmations required to be sent by the Principal Underwriter with respect to the Policies. The Principal Underwriter will reimburse The Ohio National Life Insurance Company for all sales commissions paid by it and will pay for other services under the agreement in such amounts as shall be agreed to by the parties.

         (c) STATE THE SUBSTANCE OF ANY CURRENT AGREEMENTS OR ARRANGEMENTS OF EACH PRINCIPAL

         UNDERWRITER WITH DEALERS, AGENTS, SALESMEN, ETC. WITH RESPECT TO COMMISSIONS AND OVERRIDING COMMISSIONS, TERRITORIES, FRANCHISES, QUALIFICATIONS AND REVOCATIONS. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH SCHEDULES OF COMMISSIONS AND THE BASES THEREOF. IN LIEU OF A STATEMENT CONCERNING SCHEDULES OF COMMISSIONS, SUCH SCHEDULES OF COMMISSIONS MAY BE FILED AS EXHIBIT A(3)(c).

         The Policies will be sold by registered representatives of broker-dealers having distribution agreements with the Principal Underwriter who are also authorized by state insurance departments to do so. The Policies will be sold in the states where the Depositor is licensed, or may become licensed to issue the policies.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) STATE THE FORM OF ORGANIZATION OF EACH PRINCIPAL UNDERWRITER OF SECURITIES OF THE TRUST, THE NAME OF THE STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH EACH UNDERWRITER WAS ORGANIZED AND THE DATES OF ORGANIZATION.

         The Principal Underwriter is a corporation organized under the laws of Ohio on January 17, 1996.

         (b) STATE WHETHER ANY PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST IS A MEMBER OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

         The Principal Underwriter is a member of the National Association of Securities Dealers, Inc.

40. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ALL FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER OF THE TRUST FROM THE SALE OF SECURITIES OF THE TRUST AND ANY OTHER FUNCTIONS IN CONNECTION THEREWITH EXERCISED BY SUCH UNDERWRITER IN SUCH CAPACITY OR OTHERWISE DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

         Not applicable.

         (b) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY FEE OR ANY PARTICIPATION IN FEES RECEIVED BY EACH PRINCIPAL UNDERWRITER FROM ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OR INVESTMENT ADVISER OF SUCH COMPANY:
                  (1) THE NATURE OF SUCH FEE OR PARTICIPATION.
                  (2) THE NAME OF THE PERSON MAKING PAYMENT.
                  (3) THE NATURE OF THE SERVICES RENDERED IN CONSIDERATION FOR SUCH FEE OR PARTICIPATION.
                  (4) THE AGGREGATE AMOUNT RECEIVED DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

                  Not applicable.

41. (a) DESCRIBE THE GENERAL CHARACTER OF THE BUSINESS ENGAGED IN BY EACH PRINCIPAL UNDERWRITER, INCLUDING A STATEMENT AS TO ANY BUSINESS OTHER THAN THE DISTRIBUTION OF SECURITIES OF THE TRUST. IF A PRINCIPAL UNDERWRITER ACTS OR HAS ACTED IN ANY CAPACITY WITH RESPECT TO ANY INVESTMENT COMPANY OR COMPANIES OTHER THAN THE TRUST, STATE THE NAME OR NAMES OF SUCH COMPANY OR COMPANIES, THEIR RELATIONSHIP, IF ANY, TO THE TRUST AND THE NATURE OF SUCH ACTIVITIES. IF A PRINCIPAL UNDERWRITER HAS CEASED TO ACT IN SUCH NAMED CAPACITY, STATE THE DATE OF AND THE CIRCUMSTANCES SURROUNDING SUCH CESSATION.

                  The Principal Underwriter is a registered broker-dealer engaged heretofore principally in the business of distributing mutual fund shares, variable life contracts and variable annuity contracts The Principal Underwriter also is the principal underwriter for a variable life insurance policy issued by Ohio National Life Assurance Corporation.

         (b) FURNISH AS AT LATEST PRACTICABLE DATE THE ADDRESS OF EACH BRANCH OFFICE OF EACH PRINCIPAL UNDERWRITER CURRENTLY SELLING SECURITIES OF THE TRUST AND FURNISH THE NAME AND RESIDENCE ADDRESS OF THE PERSON IN CHARGE OF SUCH OFFICE.

                  Not applicable.

         (c) FURNISH THE NUMBER OF INDIVIDUAL SALESMEN OF EACH PRINCIPAL UNDERWRITER THROUGH WHOM ANY OF THE SECURITIES OF THE TRUST WERE DISTRIBUTED FOR THE LAST FISCAL YEAR OF THE TRUST COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH AND FURNISH THE AGGREGATE AMOUNT OF COMPENSATION RECEIVED BY SUCH SALESMEN IN SUCH YEAR.

                  Not applicable.

42. FURNISH AS AT LATEST PRACTICABLE DATE INFORMATION WITH RESPECT TO EACH PRINCIPAL UNDERWRITER CURRENTLY DISTRIBUTING SECURITIES OF THE TRUST AND WITH RESPECT TO EACH OF THE OFFICERS, DIRECTORS OR PARTNERS OF SUCH UNDERWRITER.

                  Not applicable.

43. FURNISH, FOR THE LAST FISCAL YEAR COVERED BY FINANCIAL STATEMENTS FILED HEREWITH, THE AMOUNT OF BROKERAGE COMMISSIONS RECEIVED BY ANY PRINCIPAL UNDERWRITER WHO IS A MEMBER OF A NATIONAL SECURITIES EXCHANGE AND WHO IS CURRENTLY DISTRIBUTING THE SECURITIES OF THE TRUST OR EFFECTING TRANSACTIONS FOR THE TRUST IN THE PORTFOLIO SECURITIES OF THE TRUST.

                  Not applicable.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF VALUATION USED BY THE TRUST FOR PURPOSE OF DETERMINING THE OFFERING PRICE TO THE PUBLIC OF SECURITIES

         ISSUED BY THE TRUST OR THE VALUATION OF SHARES OR INTERESTS IN THE UNDERLYING SECURITIES ACQUIRED BY THE HOLDER OF A PERIODIC PAYMENT PLAN CERTIFICATE.

                  (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.
                  (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.
                  (3) WHETHER PRICE IS AS OF THE DAY OF SALE OR AS OF ANY OTHER TIME.
                  (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).
                  (5) OTHER ITEMS WHICH REGISTRANT ADDS TO THE NET ASSET VALUE IN COMPUTING OFFERING PRICE OF ITS SECURITIES.
                  (6) WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS:
                           (I) BEFORE ADDING DISTRIBUTOR'S COMPENSATION (LOAD); AND (II) AFTER ADDING DISTRIBUTOR'S COMPENSATION
                           (LOAD).

         Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Process Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Process Day on which the premium is received at the Administrative Office, except for any premiums received before the Issue Date. For premiums received before the Issue Date, the values will be determined on the Issue Date.

         A Process Day is any day that the New York Stock Exchange is open for business. A Process Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

         Units are valued at the end of each Process Day. When an order involving the crediting or canceling of units is received after the end of a Process Day, or on a day which is not a Process Day, the order will be processed on the basis of unit values determined on the next Process Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Process Day will be made on the next Process Day.

         The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Process Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Process Day by the net investment factor for the sub-account on such subsequent Process Day.

         The net investment factor for a sub-account on any Process Day is equal to (a) divided by (b) where:

         (a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

         (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

         The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

         For information on the method of determining the net asset value of Trust Portfolio shares, reference should be made to the prospectus of the Trust included in its registration statement files pursuant to the Securities Act of 1933, which information is incorporated herein by reference.

         (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE OFFERING PRICE OF THE TRUST'S SECURITIES AS AT THE LATEST PRACTICABLE DATE.

         No Policies have been offered for sale

         (c) IF THERE IS ANY VARIATION IN THE OFFERING PRICE OF THE TRUST'S SECURITIES TO ANY PERSON OR CLASSES OF PERSONS OTHER THAN UNDERWRITERS, STATE THE NATURE AND AMOUNT OF SUCH VARIATION AND INDICATE THE PERSON OR CLASSES OF PERSONS TO WHOM SUCH OFFERING IS MADE.

         Not applicable.

45. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO ANY SUSPENSION OF THE REDEMPTION RIGHTS OF THE SECURITIES ISSUED BY THE TRUST DURING THE THREE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH:

         (a) BY WHOSE ACTION REDEMPTION RIGHTS WERE SUSPENDED.
         (b) THE NUMBER OF DAYS' NOTICE GIVEN TO SECURITY HOLDERS PRIOR TO SUSPENSION OF REDEMPTION RIGHTS.
         (c) REASON FOR SUSPENSION.
         (d) PERIOD DURING WHICH SUSPENSION WAS IN EFFECT.

         Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE METHOD OF DETERMINING THE REDEMPTION OR WITHDRAWAL VALUATION OF SECURITIES ISSUED BY THE TRUST:
                  (1) THE SOURCE OF QUOTATIONS USED TO DETERMINE THE VALUE OF PORTFOLIO SECURITIES.
                  (2) WHETHER OPENING, CLOSING, BID, ASKED OR ANY OTHER PRICE IS USED.
                  (3) WHETHER PRICE IS AS OF THE DAY OF SALE OR AS OF ANY OTHER TIME.

                  (4) A BRIEF DESCRIPTION OF THE METHODS USED BY REGISTRANT FOR DETERMINING OTHER ASSETS AND LIABILITIES INCLUDING ACCRUAL FOR EXPENSES AND TAXES (INCLUDING TAXES ON UNREALIZED APPRECIATION).
                  (5) OTHER ITEMS WHICH REGISTRANT DEDUCTS FROM THE NET ASSET VALUE IN COMPUTING REDEMPTION VALUE OF ITS SECURITIES;
                  (6) WHETHER ADJUSTMENTS ARE MADE FOR FRACTIONS.

         For a description of the method of determining the Cash Surrender Value of the Policies, see the responses to items 10(c) and 10(d) above.

         (b) FURNISH A SPECIMEN SCHEDULE SHOWING THE COMPONENTS OF THE REDEMPTION PRICE TO THE HOLDERS OF THE TRUST'S SECURITIES AS AT THE LATEST PRACTICABLE DATE.

         No Policies have been offered for sale.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. FURNISH A STATEMENT AS TO THE PROCEDURE WITH RESPECT TO THE MAINTENANCE OF A POSITION IN THE UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES, THE EXTENT AND NATURE THEREOF AND THE PERSON WHO MAINTAINS SUCH A POSITION. INCLUDE A DESCRIPTION OF THE PROCEDURE WITH RESPECT TO THE PURCHASE OF UNDERLYING SECURITIES OR INTERESTS IN THE UNDERLYING SECURITIES FROM SECURITY HOLDERS WHO EXERCISE REDEMPTION OR WITHDRAWAL RIGHTS AND THE SALE OF SUCH UNDERLYING SECURITIES AND INTERESTS IN THE UNDERLYING SECURITIES TO OTHER SECURITY HOLDERS. STATE WHETHER THE METHOD OF VALUATION OF SUCH UNDERLYING SECURITIES OR INTERESTS IN UNDERLYING SECURITIES DIFFERS FROM THAT SET FORTH IN ITEMS 44 AND 46. IF ANY ITEM OF EXPENDITURE INCLUDED IN THE DETERMINATION OF THE VALUATION IS NOT OR MAY NOT ACTUALLY BE INCURRED OR EXPENDED, EXPLAIN THE NATURE OF SUCH ITEM AND WHO MAY BENEFIT FROM THE TRANSACTION.

         The Depositor will reinvest distributions from each Portfolio in additional Portfolio shares, will purchase and redeem Portfolio shares in connection with transfers between sub-accounts, and will redeem Portfolio shares for the purpose of meeting Policy obligations, assessing charges, adjusting Policy reserves or such other purposes as are consistent with the Policies. All purchases and redemptions of Portfolio shares will be at their net asset value. There is no procedure for the purchase of Portfolio shares from Policyowners who exercise their right of surrender.

V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. FURNISH THE FOLLOWING INFORMATION AS TO EACH TRUSTEE OR CUSTODIAN OF THE TRUST.
         (a) NAME AND PRINCIPAL BUSINESS ADDRESS.
         (b) FORM OF ORGANIZATION.
         (c) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH THE TRUSTEE OR CUSTODIAN WAS ORGANIZED.
         (d) NAME OF GOVERNMENTAL SUPERVISING OR EXAMINING AUTHORITY.

         Not applicable; there is no trustee or custodian of the Separate
         Account.

49. STATE THE BASIS FOR PAYMENT OF FEES OR EXPENSES OF THE TRUSTEE OR CUSTODIAN FOR SERVICES RENDERED WITH RESPECT TO THE TRUST AND ITS SECURITIES, AND THE AGGREGATE AMOUNT THEREOF FOR THE LAST FISCAL YEAR. INDICATE THE PERSON PAYING SUCH FEES OR EXPENSES. IF ANY FEES OR EXPENSES ARE PREPAID, STATE THE UNEARNED AMOUNT.

         Not applicable.

50. STATE WHETHER THE TRUSTEE OR CUSTODIAN OR ANY OTHER PERSON HAS OR MAY CREATE A LIEN ON THE ASSETS OF THE TRUST, AND IF SO, GIVE FULL PARTICULARS OUTLINING THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WITH RESPECT THERETO.

         No person has a lien on the assets of the Separate Account, and no person may create any such lien except a person claiming under the Policies. Pursuant to New York law and the Policies, the assets of the Separate Account attributable to the Policies are not subject to liabilities of the Depositor arising out of any other business the Depositor may conduct (see the response to Item 5).

VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OR SECURITIES

51. FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO INSURANCE OF HOLDERS OF SECURITIES:

         (a) THE NAME AND ADDRESS OF THE INSURANCE COMPANY.

         The Depositor's address is stated in the response to Item 2.

         (b) THE TYPES OF POLICIES AND WHETHER INDIVIDUAL OR GROUP POLICIES.

         The Policies are individual Policies. Various optional fixed insurance benefits are provided under the Policies by the Depositor, in addition to the insurance described in item 51(c).

         (c) THE TYPES OF RISKS INSURED AND EXCLUDED.

         Under the Policies the Depositor assumes the risk that insureds covered by the Policies may die before anticipated and that the charge for this mortality risk may prove to be insufficient. The Depositor assumes an expense risk that the various charges for expenses as described in the Policies may prove to be inadequate. The Depositor also assumes a risk that upon death of the life insured the death benefit based on the Policy Value might be less than the Stated Amount. In such an event, the Depositor is obligated to pay the Stated Amount of the Policy.

         (d) THE COVERAGE OF THE POLICIES.

         The Depositor will generally issue a Policy only if it has a Stated Amount of at least

         $100,000.

         (e) THE BENEFICIARIES OF SUCH POLICIES AND THE USES TO WHICH THE PROCEEDS OF POLICIES MUST BE PUT.

         The recipient of the benefits of the insurance undertakings described in Item 51(c) is the designated beneficiary or beneficiaries, or if no beneficiary is alive when the life insured dies, the Policyowner or the estate of the Policyowner if the Policyowner is the life insured. There is no limitation as to the use of the proceeds.

         (f) THE TERMS AND MANNER OF CANCELLATION AND OF REINSTATEMENT.

         The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be terminated while the Policy remains in force, except to the extent set forth in the response to Item 10(e)

         (g) THE METHOD OF DETERMINING THE AMOUNT OF PREMIUMS TO BE PAID BY HOLDERS OF securities.

         A Policy will be issued with a planned premium, which is based on the amount of premium the Policyowner wishes to pay. The Depositor will send notices to the Policyowner setting forth the planned premium at the payment interval selected by the Policyowner. However, the Policyowner is under no obligation to make the indicated payment.

         (h) THE AMOUNT OF AGGREGATE PREMIUMS PAID TO THE INSURANCE COMPANY DURING THE LAST FISCAL YEAR.

         Not applicable.

         (i) WHETHER ANY PERSON OTHER THAN THE INSURANCE COMPANY RECEIVES ANY PART OF SUCH PREMIUMS, THE NAME OF EACH SUCH PERSON AND THE AMOUNTS INVOLVED, AND THE NATURE OF THE SERVICES RENDERED THEREFOR.

         No person other than the Depositor receives any part of such premiums. The Depositor has entered into a Distribution Agreement with the Principal Underwriter which provides for the payment of a portion of the premiums to the Principal Underwriter.

         (j) THE SUBSTANCE OF ANY OTHER MATERIAL PROVISIONS OF ANY INDENTURE OR AGREEMENT OF THE TRUST RELATING TO INSURANCE.

         None.

VII. POLICY OF REGISTRANT

52.      (a) FURNISH THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR
         AGREEMENT WITH

         RESPECT TO THE CONDITIONS UPON WHICH AND THE METHOD OF SELECTION BY WHICH PARTICULAR PORTFOLIO SECURITIES MUST OR MAY BE ELIMINATED FROM ASSETS OF THE TRUST OR MUST OR MAY BE REPLACED BY OTHER PORTFOLIO SECURITIES. IF AN INVESTMENT ADVISER OR OTHER PERSON IS TO BE EMPLOYED IN CONNECTION WITH SUCH SELECTION, ELIMINATION OR SUBSTITUTION, STATE THE NAME OF SUCH PERSON, THE NATURE OF ANY AFFILIATION TO THE DEPOSITOR, TRUSTEE OR CUSTODIAN, AND ANY PRINCIPAL UNDERWRITER, AND THE AMOUNT OF REMUNERATION TO BE RECEIVED FOR SUCH SERVICES. IF ANY PARTICULAR PERSON IS NOT DESIGNATED IN THE INDENTURE OR AGREEMENT, DESCRIBE BRIEFLY THE METHOD OF SELECTION OF SUCH PERSON.

         It is possible that in the judgment of the management of the Depositor, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, the Depositor may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the Commission and one or more state insurance departments may be required.

         (b) FURNISH INFORMATION WITH RESPECT TO EACH TRANSACTION INVOLVING THE ELIMINATION OF ANY UNDERLYING SECURITIES DURING THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

         Not applicable.

         (c) DESCRIBE THE POLICY OF THE TRUST WITH RESPECT TO THE SUBSTITUTION AND ELIMINATION OF THE UNDERLYING SECURITIES OF THE TRUST WITH RESPECT
         TO:
                  (1)  THE GROUNDS FOR ELIMINATION AND SUBSTITUTION;
                  (2) THE TYPE OF SECURITIES WHICH MAY BE SUBSTITUTED FOR ANY UNDERLYING SECURITY;
                  (3) WHETHER THE ACQUISITION OF SUCH SUBSTITUTED SECURITY OR SECURITIES WOULD CONSTITUTE THE CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES OR WOULD CONFORM TO A POLICY OF CONCENTRATION OF INVESTMENT IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES;
                  (4) WHETHER SUCH SUBSTITUTED SECURITIES MAY BE THE SECURITIES OF ANOTHER INVESTMENT COMPANY; AND
                  (5) THE SUBSTANCE OF THE PROVISIONS OF ANY INDENTURE OR AGREEMENT WHICH AUTHORIZE OR RESTRICT THE POLICY OF THE REGISTRANT IN THIS REGARD.

                  See the response to paragraph (a) of this item.

         (d) FURNISH A DESCRIPTION OF ANY POLICY (EXCLUSIVE OF POLICIES COVERED BY PARAGRAPHS (a) AND (b) HEREIN) OF THE TRUST WHICH IS DEEMED A MATTER OF FUNDAMENTAL POLICY AND WHICH IS ELECTED TO BE TREATED AS SUCH.

         None.

         (e) PROVIDE A BRIEF STATEMENT DISCLOSING WHETHER THE TRUST AND ITS PRINCIPAL UNDERWRITER HAVE ADOPTED CODES OF ETHICS UNDER RULE 17j-1 OF THE ACT AND WHETHER THESE CODES OF ETHICS PERMIT PERSONNEL SUBJECT TO THE CODES TO INVEST IN SECURITIES, INCLUDING SECURITIES THAT MAY BE PURCHASED OR HELD BY THE TRUST.

         Neither the Separate Account nor the Principal Underwriter is required to adopt a Code of Ethics under rule 17j-1.

REGULATED INVESTMENT COMPANY

53.      (a) STATE THE TAXABLE STATUS OF THE TRUST.

         The Separate Account is not a separate entity, and for tax purposes its operations are a part of the Depositor's and are not taxed separately. The Depositor is taxed as a life insurance company.

         (b) STATE WHETHER THE TRUST QUALIFIED FOR THE LAST TAXABLE YEAR AS A REGULATED INVESTMENT COMPANY AS DEFINED IN SECTION 851 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AND STATE ITS PRESENT INTENTION WITH RESPECT TO SUCH QUALIFICATIONS DURING THE CURRENT YEAR.

         Not applicable; see the response to paragraph (a) of this item.

VIII. FINANCIAL AND STATISTICAL INFORMATION

54. IF THE TRUST IS NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES FURNISH INFORMATION WITH RESPECT TO EACH CLASS OR SERIES OF ITS SECURITIES.

         Not applicable.

55. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, A TRANSCRIPT OF A HYPOTHETICAL ACCOUNT SHALL BE FILED IN APPROXIMATELY THE FOLLOWING FORM ON THE BASIS OF THE CERTIFICATE CALLING FOR THE SMALLEST AMOUNT OF PAYMENTS. THE SCHEDULE SHALL COVER A CERTIFICATE OF THE TYPE CURRENTLY BEING SOLD ASSUMING THAT SUCH CERTIFICATE HAD BEEN SOLD AT A DATE APPROXIMATELY TEN YEARS PRIOR TO THE DATE OF REGISTRATION OR AT THE APPROXIMATE DATE OF ORGANIZATION OF THE TRUST.

         Not applicable.

56. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY FINANCIAL STATEMENTS FILED HEREWITH IN RESPECT OF CERTIFICATES SOLD DURING SUCH PERIOD, INFORMATION FOR EACH FULLY PAID TYPE AND EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATES CURRENTLY BEING ISSUED BY THE TRUST.

         Not applicable.

57. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES, FURNISH BY YEARS FOR THE PERIOD COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE CURRENTLY BEING ISSUED BY THE TRUST.

         Not applicable.

58. IF THE TRUST IS THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES FURNISH INFORMATION FOR EACH INSTALLMENT PAYMENT TYPE OF PERIODIC PAYMENT PLAN CERTIFICATE OUTSTANDING AS AT THE LATEST PRACTICABLE DATE.

         Not applicable.

FINANCIAL STATEMENTS OF THE TRUST AND DEPOSITOR

59.      FINANCIAL STATEMENTS:

         FINANCIAL STATEMENTS OF THE TRUST

         None.

         FINANCIAL STATEMENTS OF THE DEPOSITOR

         The financial statements of the Depositor are, or will be, included in the Registrant's registration statement, or any pre-effective amendment thereto on Form S-6 and are incorporated herein by reference.

IX. EXHIBITS

         A. FURNISH THE MOST RECENT FORM OF THE FOLLOWING AS AMENDED TO DATE AND CURRENTLY IN EFFECT:

         (1) THE INDENTURE OR AGREEMENT UNDER THE TERMS OF WHICH THE TRUST WAS ORGANIZED OR ISSUED SECURITIES.

         Resolutions of the Board of Directors of National Security Life and Annuity Company Inc. establishing Variable Account L. Incorporated herein by reference to Exhibit A(1) to the registration statement on Form S-6, on January 4, 2002.

         (2) THE INDENTURE OR AGREEMENT PURSUANT TO WHICH THE PROCEEDS OF PAYMENTS OF SECURITIES ARE HELD BY THE CUSTODIAN OR TRUSTEE, IF SUCH INDENTURE OR AGREEMENT IS NOT THE SAME AS THE INDENTURE OR AGREEMENT REFERRED TO IN PARAGRAPH (1).

         None.

         (3)  DISTRIBUTING POLICIES:

         (a) AGREEMENT BETWEEN THE TRUST AND PRINCIPAL UNDERWRITER OR BETWEEN THE DEPOSITOR AND PRINCIPAL UNDERWRITER.

         Form of Distribution Agreement between National Security Life and Annuity Company and Ohio National Equities, Inc,. Incorporated herein by reference to Exhibit A(3)(a) to the registration statement on Form S-6, filed on January 4, 2002.

         (b) SPECIMEN OF TYPICAL AGREEMENTS BETWEEN PRINCIPAL UNDERWRITER AND DEALERS, MANAGERS, SALES SUPERVISORS AND SALESMEN.

         Not applicable

         (c) SCHEDULES OF SALES COMMISSIONS REFERRED TO IN ITEM 38(c).

         See response to item 38(c).

         (4) ANY AGREEMENT BETWEEN THE DEPOSITOR, PRINCIPAL UNDERWRITER AND THE CUSTODIAN OR TRUSTEE OTHER THAN INDENTURES OR AGREEMENTS SET FORTH IN PARAGRAPHS (1), (2) AND (3) WITH RESPECT TO THE TRUST OR ITS SECURITIES.

         None.

         (5) THE FORM OF EACH TYPE OF SECURITY.

         Specimen Flexible Premium Variable Life Insurance Policy. Incorporated herein by reference to Exhibit A(5) to the registration statement on Form S-6 filed on January 4, 2002.

         (6) THE CERTIFICATE OF INCORPORATION OR OTHER INSTRUMENT OF ORGANIZATION AND BY-LAWS OF THE DEPOSITOR.

         (a) Restated Charter of National Security Life and Annuity Company. Incorporated herein by reference to Exhibit A(6)(a) to the registration statement on Form S-6, filed on January 4, 2002.

         (b) By-Laws of National Security Life and Annuity Company. Incorporated herein by reference to Exhibit A(6)(b) to the registration statement on Form S-6, filed on January 4, 2002.

         (7) ANY INSURANCE POLICY UNDER A POLICY BETWEEN THE TRUST AND THE INSURANCE COMPANY OR BETWEEN THE DEPOSITOR AND THE INSURANCE COMPANY, TOGETHER WITH THE TABLE OF INSURANCE PREMIUMS.

         None.

         (8) ANY AGREEMENT BETWEEN THE TRUST OR THE DEPOSITOR CONCERNING THE TRUST WITH THE ISSUER, DEPOSITOR, PRINCIPAL UNDERWRITER OR INVESTMENT ADVISER OF ANY UNDERLYING INVESTMENT COMPANY OR ANY AFFILIATED PERSON OF SUCH PERSONS.

         (a) Form of Service Agreement between. Incorporated herein by reference to Exhibit A(8)(c)(i) to the registration statement on Form S-6, filed on January 4, 2002.

         (9) ALL OTHER MATERIAL POLICIES NOT ENTERED INTO IN THE ORDINARY COURSE OF BUSINESS OF THE TRUST OR OF THE DEPOSITOR CONCERNING THE TRUST.

         None.

         (10) FORM OF APPLICATION FOR A PERIODIC PAYMENT PLAN CERTIFICATE.

         (a)(i) Form of Specimen Application for Flexible Premium Variable Life Insurance Policy. Incorporated herein by reference to Exhibit A(10)(a)(i) to the registration statement on Form S-6, filed on January 4, 2002.

         (11) COPIES OF ANY CODES OF ETHICS ADOPTED UNDER RULE 17j-1 UNDER THE ACT AND CURRENTLY AVAILABLE TO THE TRUST (i.e., THE CODES OF THE TRUST AND ITS PRINCIPAL UNDERWRITERS).

         Not applicable.

         b. FURNISH COPIES OF EACH OF THE FOLLOWING:

         (1) EACH NOTICE SENT TO SECURITY HOLDERS PURSUANT TO SECTION 19 OF THE ACT PRIOR TO THE DATE OF THE FILING OF THIS FORM.

         Not applicable.

         (2) EACH ANNUAL REPORT SENT TO SECURITY HOLDERS COVERING EACH FISCAL YEAR ENDING AFTER JANUARY 1, 1937, EXCLUSIVE OF REPORTS, COPIES OF WHICH HAVE HERETOFORE BEEN FILED WITH THE COMMISSION PURSUANT TO THE ACT.

         Not applicable.

         C. FURNISH THE NAME AND ADDRESS OF EACH DEALER TO OR THROUGH WHOM ANY PRINCIPAL UNDERWRITER CURRENTLY OFFERING SECURITIES OF THE TRUST, DISTRIBUTED SECURITIES OF THE TRUST DURING THE LAST FISCAL YEAR COVERED BY THE FINANCIAL STATEMENTS FILED HEREWITH.

         Not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration to be duly signed on behalf of the Registrant in the City of Montgomery, Ohio, on the 4th day of January, 2002.

                                    Variable Account L of National Security
                                    Life and Annuity Company




                                    By: /s/ John J. Palmer
                                    Chief Executive Officer and Director

Attest:

/s/Ronald L. Benedict

Ronald L. Benedict
Assistant Secretary